UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

February 14, 2024

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ CRISTIAN RESTREPO HERNANDEZ
Name:	Cristian Restrepo Hernandez
Title:	VP of Corporate Finance
Date:	February 14, 2024

AENZA S.A.A. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(Free translation from the original in Spanish)

AENZA S.A.A. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND 2023 (UNAUDITED)

S/	=	Peruvian Sol
US$	=	United States dollar

- i -

AENZA S.A.A. and Subsidiaries

Interim Condensed Consolidated Statement of Financial Position

As of December 31, 2022 and 2023

In thousands of soles	Note	2022	2023
Assets
Current assets
Cash and cash equivalents	9	917,554	1,003,888
Trade accounts receivable, net	10	1,078,582	1,061,801
Accounts receivable from related parties	11	27,745	15,443
Other accounts receivable, net	12	393,195	348,072
Inventories, net	13	346,783	360,497
Prepaid expenses		28,098	29,098
Total current assets		2,791,957	2,818,799

Non-current assets
Trade accounts receivable, net	10	723,869	768,971
Accounts receivable from related parties	11	542,392	528,285
Other accounts receivable, net	12	285,730	311,404
Inventories, net	13	65,553	70,282
Prepaid expenses		17,293	14,081
Investments in associates and joint ventures	14	14,916	12,747
Investment property, net	15	61,924	58,260
Property, plant and equipment, net	15	284,465	307,165
Right-of-use assets, net	15	50,207	36,295
Intangible assets and goodwill, net	15	787,336	752,456
Deferred tax asset	22	295,638	255,763
Total non-current assets		3,129,323	3,115,709
Total assets		5,921,280	5,934,508

Liabilities
Current liabilities
Borrowings	16	574,262	516,029
Bonds	17	77,100	81,538
Trade accounts payable	18	1,027,256	1,164,266
Accounts payable to related parties	11	53,488	44,372
Current income tax		69,652	39,015
Other accounts payable	19	705,442	601,101
Other provisions	20	132,926	117,086
Total current liabilities		2,640,126	2,563,407

Non-current liabilities
Borrowings	16	305,631	306,678
Bonds	17	792,813	741,387
Trade accounts payable	18	9,757	4,001
Accounts payable to related parties	11	27,293	28,564
Other accounts payable	19	102,319	509,311
Other provisions	20	569,027	98,067
Deferred tax liability	22	128,308	188,694
Total non-current liabilities		1,935,148	1,876,702
Total liabilities		4,575,274	4,440,109

Equity	21
Capital		1,196,980	1,371,965
Legal reserve		132,011	-
Voluntary reserve		29,974	-
Share Premium		1,142,092	-
Other reserves		(97,191)	(68,440)
Retained earnings		(1,342,362)	(34,220)
Equity attributable to controlling interest in the Company		1,061,504	1,269,305
Non-controlling interest	29	284,502	225,094
Total equity		1,346,006	1,494,399
Total liabilities and equity		5,921,280	5,934,508

The accompanying notes are part of the interim condensed consolidated financial statements.

AENZA S.A.A. and Subsidiaries

Interim Condensed Consolidated Statement of Profit or Loss

For the three and twelve-month period ended December 31, 2022 and 2023

		For the three-month period		For the twelve-month period
		ended December 31,		ended December 31,
In thousands of soles	Note	2022	2023	2022	2023
Revenue
Revenue from construction activities		559,879	702,084	2,451,067	2,443,984
Revenue from services provided		326,184	282,853	1,104,900	1,103,323
Revenue from real estate and sale of goods		373,028	214,248	849,157	754,168
Total revenue from ordinary activities arising from contracts with customers	23	1,259,091	1,199,185	4,405,124	4,301,475
Cost
Cost of construction activities		(649,017)	(614,688)	(2,465,279)	(2,176,767)
Cost of services provided		(263,722)	(215,463)	(874,187)	(842,531)
Cost of real estate and sale of goods		(215,758)	(175,462)	(566,138)	(586,609)
Cost of sales and services	24	(1,128,497)	(1,005,613)	(3,905,604)	(3,605,907)
Gross profit		130,594	193,572	499,520	695,568
Administrative expenses	24	(67,000)	(55,511)	(214,487)	(211,643)
Other income and expenses	25	(26,497)	6,496	(290,614)	13,705
Operating profit (loss)		37,097	144,557	(5,581)	497,630
Financial expenses	26.A	(45,171)	(47,832)	(156,474)	(190,044)
Financial income	26.A	4,669	8,102	15,454	31,300
Interests for present value of financial asset or liability	26.B	(1,185)	1,065	(86,014)	2,576
Share of the profit or loss of associates and joint ventures accounted for using the equity method	14	221	574	1,907	3,011
(Loss) profit before income tax		(4,369)	106,466	(230,708)	344,473
Income tax expense	27	(76,283)	(31,971)	(131,346)	(196,242)
(Loss) profit for the period		(80,652)	74,495	(362,054)	148,231

(Loss) profit attributable to:
Controlling interest in the Company		(128,925)	58,950	(451,151)	91,527
Non-controlling interest		48,273	15,545	89,097	56,704
		(80,652)	74,495	(362,054)	148,231

(Loss) profit per share attributable to controlling interest in the Company during the period	31	(0.108)	0.049	(0.403)	0.076
Diluted (loss) profit per share attributable to controlling interest in the Company during the periodo	31	(0.108)	0.040	(0.377)	0.067

The accompanying notes are part of the interim condensed consolidated financial statements.

AENZA S.A.A. and Subsidiaries

Interim Condensed Consolidated Statement of Other Comprehensive Income

For the three and twelve-month period ended December 31, 2022 and 2023

	For the three-month period		For the twelve-month period
	ended December 31,		ended December 31,
In thousands of soles	2022	2023	2022	2023
(Loss) profit for the period	(80,652)	74,495	(362,054)	148,231
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Other comprehensive income recycled	(7,461)	-	(7,461)	-
Foreign currency translation adjustment, net of tax	(10,828)	6,141	(20,911)	29,056
Exchange difference from net investment in a foreign operation, net of tax	338	-	(289)	(168)
Other comprehensive income for the period, net of tax	(17,951)	6,141	(28,661)	28,888
Total comprehensive income for the period	(98,603)	80,636	(390,715)	177,119
Comprehensive income attributable to:
Controlling interest in the Company	(146,848)	65,098	(479,713)	120,278
Non-controlling interest	48,245	15,538	88,998	56,841
	(98,603)	80,636	(390,715)	177,119

The accompanying notes are part of the interim condensed consolidated financial statements.

AENZA S.A.A. and Subsidiaries

Interim Condensed Consolidated Statement of Changes in Equity

For the year ended December 31, 2022 and 2023

In thousands of soles	Note	Number of shares in thousands	Capital	Legal reserve	Voluntary reserve	Share premium	Other reserves	Retained earnings	Total	Non- controlling interest	Total
Balances as of January 1, 2022		871,918	871,918	132,011	29,974	1,131,574	(68,629)	(893,803)	1,203,045	252,965	1,456,010
(Loss) profit for the period		-	-	-	-	-	-	(451,151)	(451,151)	89,097	(362,054)
Foreign currency translation adjustment		-	-	-	-	-	(20,814)	-	(20,814)	(97)	(20,911)
Other comprehensive income recycled		-	-	-	-	-	(7,461)	-	(7,461)	-	(7,461)
Exchange difference from net investment in a foreign operation		-	-	-	-	-	(287)	-	(287)	(2)	(289)
Comprehensive income of the period		-	-	-	-	-	(28,562)	(451,151)	(479,713)	88,998	(390,715)
Transactions with shareholders:
Dividend distribution	25	-	-	-	-	-	-	-	-	(19,847)	(19,847)
Acquisition of (profit distribution to) non-controlling interests, net		-	-	-	-	-	-	-	-	(36,879)	(36,879)
Capital increase		325,062	325,062	-	-	10,518	-	-	335,580	-	335,580
Dilution of non-controlling shareholders		-	-	-	-	-	-	2,592	2,592	(735)	1,857
Total transactions with shareholders		325,062	325,062	-	-	10,518	-	2,592	338,172	(57,461)	280,711
Balances as of December 31, 2022		1,196,980	1,196,980	132,011	29,974	1,142,092	(97,191)	(1,342,362)	1,061,504	284,502	1,346,006
Balances as of January 1, 2023		1,196,980	1,196,980	132,011	29,974	1,142,092	(97,191)	(1,342,362)	1,061,504	284,502	1,346,006
Profit for the period		-	-	-	-	-	-	91,527	91,527	56,704	148,231
Foreign currency translation adjustment		-	-	-	-	-	28,918	-	28,918	138	29,056
Exchange difference from net investment in a foreign operation		-	-	-	-	-	(167)	-	(167)	(1)	(168)
Comprehensive income of the period		-	-	-	-	-	28,751	91,527	120,278	56,841	177,119
Transactions with shareholders:
Dividend distribution	25	-	-	-	-	-	-	-	-	(102,033)	(102,033)
Acquisition of (profit distribution to) non-controlling interests, net		-	-	-	-	-	-	-	-	(13,678)	(13,678)
Capital increase		174,985	174,985	-	-	(88,000)	-	-	86,985	-	86,985
Compensation of retained loss		-	-	(132,011)	(29,974)	(1,054,092)	-	1,216,077	-	-	-
Dilution of non-controlling shareholders		-	-	-	-	-	-	538	538	(538)	-
Total transactions with shareholders		174,985	174,985	(132,011)	(29,974)	(1,142,092)	-	1,216,615	87,523	(116,249)	(28,726)
Balances as of December 31, 2023		1,371,965	1,371,965	-	-	-	(68,440)	(34,220)	1,269,305	225,094	1,494,399

The accompanying notes are part of the interim condensed consolidated financial statements.

AENZA S.A.A. and Subsidiaries

Interim Condensed Consolidated Statement of Cash Flows

For the three and twelve-month period ended December 31, 2022 and 2023

		For the three-month period		For the twelve-month period
		ended December 31,		ended December 31,
In thousands of soles	Note	2022	2023	2022	2023

Operating activities
(Loss) profit before income tax		(4,369)	106,466	(230,708)	344,473
Adjustments to profit not affecting cash flows from operating activities:
Depreciation	15	18,506	22,472	74,988	76,026
Amortization of intangible assets	15	27,569	45,764	102,035	160,879
Reversal of inventories		(1,971)	-	(1,972)	-
Impairment (reversal) of accounts receivable and other accounts receivable		176,288	(1,992)	182,114	-
Debt condonation		52	(249)	(5,244)	(407)
Impairment of property, plant and equipment		10,819	(317)	10,187	-
(Reversal) impairment of intangible assets		(534)	-	2,530	-
Other comprehensive income recycled		(7,461)	-	(7,461)	-
Other provisions		(17,974)	10,787	294,337	32,997
Renegotiation of liability for acquisition of non-controlling Morelco		-	-	(3,706)	-
Financial expense,net		17,281	21,962	159,774	154,095
Impairment of investment		7,037	-	14,804	-
Insurance recovery		-	(7,183)	-	(7,183)
Share of the profit and loss of associates and joint ventures accounted for using the equity method	14	(221)	(574)	(1,907)	(3,011)
Reversal of provisions		(10,210)	792	(11,930)	(17,966)
Disposal (reversal) of assets		1,703	(531)	137	(5,980)
Profit on sale of property, plant and equipment and intangible assets		(726)	(1,143)	(3,889)	(4,991)
Loss (profit) on remeasurement of accounts receivable and accounts payable		(6,159)	(1,065)	87,477	(2,576)
Net variations in assets and liabilities:
Trade accounts receivable		(189,281)	41,166	(336,106)	(28,640)
Other accounts receivable		(10,025)	56,397	(133,349)	55,517
Other accounts receivable from related parties		26,806	35,154	22,572	26,410
Inventories		83,389	33,657	78,899	(15,979)
Prepaid expenses and other assets		(3,574)	15,984	16,545	9,802
Trade accounts payable		97,084	8,653	130,929	131,664
Other accounts payable		(48,310)	(127,807)	(86,194)	(195,950)
Other accounts payable to related parties		(252)	(15,036)	(4,737)	(23,120)
Other provisions		(6,725)	(1,655)	(41,000)	(9,291)
Interest paid		(41,956)	(42,141)	(145,773)	(161,473)
Payments for purchases of intangible assets - Concessions		(5,645)	(2,219)	(5,645)	(5,900)
Income tax paid		(23,766)	(34,152)	(124,047)	(150,628)
Net cash provided by operating activities		87,375	163,190	33,660	358,768
Investing activities
Proceeds from sale of property, plant and equipment and intangible assets		3,087	2,962	11,274	9,816
Interest received		4,184	8,224	12,894	31,225
Dividends received		-	-	380	5,175
Acquisition of investment property		-	(179)	(53)	(193)
Acquisition of intangible assets		(57,560)	(18,960)	(159,512)	(117,856)
Acquisition of property, plant and equipment		(22,106)	(23,651)	(63,155)	(71,277)
Net cash applied to investing activities		(72,395)	(31,604)	(198,172)	(143,110)
Financing activities
Borrowing received		3,962	70,288	493,031	281,653
Amortization of borrowings received		(37,499)	(124,037)	(224,731)	(315,154)
Amortization of bonds issued		(14,699)	(18,335)	(56,745)	(69,694)
Payment for debt transaction costs		1	(9,936)	(13,736)	(9,959)
Dividends paid to non-controlling interest		(15,871)	(17,346)	(34,477)	(86,926)
Cash received (return of contributions) from non-controlling shareholders		(7,044)	(1,500)	(36,879)	(13,678)
Capital increase	21	-	86,985	-	86,985
Net cash (applied to) provided by financing activities		(71,150)	(13,881)	126,463	(126,773)
(Net decrease) net increase in cash		(56,170)	117,705	(38,049)	88,885
Exchange difference		(24,526)	(2,432)	(1,575)	(2,551)
Cash and cash equivalents at the beginning of the period		998,250	888,615	957,178	917,554
Cash and cash equivalents at the end of the period	9	917,554	1,003,888	917,554	1,003,888
Non-cash transactions:
Capitalization of interests		(235)	271	937	832
Dividends declared to non-controlling interest		1,995	15,107	1,995	15,107
Acquisition of right-of-use assets		6,989	(2,666)	21,567	3,792
Capitalization of convertible bonds	21	-	-	335,580	-

The accompanying notes are part of the interim condensed consolidated financial statements

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

1.	General Information

A.	Incorporation and operations

AENZA S.A.A. (hereinafter the “Company” or “AENZA”) is the parent Company of the AENZA Corporation, which comprise the Company and its subsidiaries (hereinafter, the “Corporation”) and is mainly engaged in holding investments in its subsidiaries. Additionally, the Company provides specialized management consulting services and operational leasing of offices to the companies of the Corporation . The Company registered office is at Av. Petit Thouars N° 4957, Miraflores, Lima.

The Corporation is a conglomerate of companies with operations including different business activities, the most significant are engineering and construction, energy, infrastructure (public concession ownership and operation) and real estate businesses. See details of operating segments in note 7.

B.	Authorization for Financial Statements Issuance

The interim condensed consolidated financial statements for the period ended December 31, 2023 have been preliminarily prepared and issued with authorization of Management and approved by the Board of Directors on February 14, 2024.

The consolidated financial statements for the year ended December 31, 2022 were prepared and issued with the authorization of Management and approved by the Board of Directors on May 15, 2023 and were approved by the General Shareholders’ Meeting on June 12, 2023.

C.	Compliance with laws and regulations

As a result of the investigations into the cases known as Club de la Construccion and Lava Jato, AENZA has entered into an effective collaboration process. On September 15, 2022, the Plea Agreement (the Agreement), was entered into between the Public Prosecutor’s Office, the Attorney General’s Office and the Company, whereby AENZA accepted they were utilized by certain former executives to commit illicit acts in a series of periods until 2016 and committed to pay a civil penalty to the Peruvian Government of approximately S/488.9 million (approximately S/333.3 million and US$40.7 million). Agreement was homologated by judgment dated August 11, 2023 and entered into force with its consent, which was notified to AENZA on December 11, 2023.

According to the Agreement, payment shall be made within twelve (12) years at a legal interest rate in soles and dollars (3.55% and 1.9% annual interest as of December 31, 2023, respectively). The Company also undertakes to establish a series of guarantees through a trust composed of: i) a trust agreement that includes shares issued by a subsidiary of the Company, ii) mortgage on a property owned by the Company, and iii) a guarantee account with funds equivalent to the annual installment for the following year. Among other conditions, the Agreement includes a restriction for AENZA and subsidiaries Cumbra Peru S.A. and Unna Transporte S.A.C. to participate in public infrastructure and construction, and road maintenance contracts for two (2) years from the approval of the Agreement. The other member companies of the Corporation are not subject to any impediment or prohibition to contract with the Peruvian Government.

On December 27, 2023, the initial installment of the Civil Compensation was paid to the Peruvian Government for S/10.3 million and US$1.2 million. As of December 31, 2023, the balance amounts to S/469.8 million (S/488.9 million as of December 31, 2022) (see note 19.a).

D.	NYSE Delisting and SEC Deregistration of the ADSs issued by AENZA.

On October 31, 2023, AENZA’s Board of Directors decided to initiate the delisting process of shares, represented by American Depositary Securities (ADSs), on the New York Stock Exchange (NYSE), and the deregistration process of such instruments with the Securities and Exchange Commission of the United States of America (SEC) and the termination of the ADS Program.

In the opinion of Management and the Board of Directors, this decision will generate efficiencies for the Company, considering the low liquidity of the ADSs and the high annual costs of NYSE listing and SEC registration, and will not affect the Company’s long-term plans. AENZA’s shares will continue to be listed on the Lima Stock Exchange (BVL).

December 7, 2023 was the last day of trading of the ADSs on the NYSE. AENZA will file a Form 15F with the SEC to terminate its obligations under Section 13(a) and 15(d) of the U.S. Securities Act of 1933 upon compliance with the requirements of such legislation.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

2.	Basis of preparation

The interim condensed consolidated financial statements for the period ended December 31, 2023 have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The interim condensed consolidated financial statements provide comparative information regarding prior year; however, they do not include all the information and disclosures required in the consolidated financial statements, so they must be read together with the annual consolidated financial statements, which have been prepared in accordance with International Standards of Financial Information (hereinafter “IFRS”). The interim condensed consolidated financial statements are presented in thousands of Peruvian Soles, unless otherwise stated.

Management continues to have a reasonable expectation that the Corporation has adequate resources to continue in operation for a reasonable period of time and that the going concern basis of accounting remains appropriate. Management believes that there are no material uncertainties that may cause significant doubt about this assumption, and that there is a reasonable expectation that the Corporation has adequate resources to continue operations for the expected future, and not less than 12 months from the end of the reporting period.

3.	Summary of Significant Accounting Policies

The accounting policies used in the preparation of these interim condensed consolidated financial statements are consistent with those applied in the preparation of the consolidated financial statements as of December 31, 2022.

Standards, amendments, and interpretation adopted by the Corporation

Standards, amendments and interpretation that have entered in force as of January 1, 2023, have not had impact on the interim condensed consolidated financial statements as of December 31, 2023, and for this reason they have not been disclosed. The Corporation has not adopted in advance any amendment and modification that are not yet effective.

4.	Financial Risk Management

The Corporation’s Management is responsible for managing financial risks. The corporation Management manages the general administration of financial risks such risks include currency risk, price risk, fair-value and cash-flow interest rate risks, credit risk, the use of derivative and non-derivative financial instruments, and investment of liquidity surplus, as well as financial risks; all of which are regularly supervised and monitored.

A.	Financial risk factors

The Corporation’s activities expose it to a variety of financial risks: market risks (including currency risk, price risk, fair-value and cash-flow interest rate risks), credit risk, and liquidity risk.

The Corporation’s general program for risk management is mainly focused on financial market unpredictability and seeks to minimize potential adverse effects on the Corporation’s financial performance.

a)	Market risks

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market prices involve four types of risk: interest rate risk, exchange rate risk, commodity price risk and other price risks. Financial instruments affected by market risk include bank deposits, trade accounts receivable, other accounts receivable, other financial liabilities, bonds, trade accounts payable, other accounts payable and accounts receivable from and payable to related parties.

i)	Currency risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will be reduced by adverse fluctuations in exchange rates. Management is responsible for identifying, measuring, controlling and reporting the exposure to foreign exchange risk.

The Corporation is exposed to foreign exchange risk arising from local transactions in foreign currencies and from its foreign operations. As of December 31, 2022 and 2023, this exposure is focused mainly on fluctuations of the U.S. dollar, Chilean peso, and Colombian peso. The Corporation’s management monitors this risk by analyzing the country’s macroeconomic variables.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

The balances of financial assets and liabilities denominated in foreign currencies correspond to balances in U.S. Dollars, Chilean pesos and Colombian pesos, which are stated exchange rate published on that date, according to the currency type:

	As of December 31,		As of December 31,
	2022		2023
	Buy	Sale	Buy	Sale
U.S. Dollars (a)	3.808	3.820	3.705	3.713
Chilean Peso (b)	0.004449	0.004463	0.004224	0.004233
Colombian Peso (c)	0.000792	0.000794	0.000969	0.000971

(a)	U.S. DolLar as published by the Superintendencia de Bancos, Seguros y Administradoras de Fondos de Pensiones (hereinafter “SBS”).

(b)	Chilean peso as published by the Banco Central de Chile.

(c)	Colombian peso as published by Banco de la Republica de Colombia.

The consolidated statement of financial position as of December 31, includes the following:

In thousands of US dollars	2022	2023
Assets
Cash and cash equivalents	58,280	105,542
Trade accounts receivable, net	124,593	174,305
Accounts receivable from related parties	142,435	142,435
Other accounts receivable	75,536	85,535
	400,844	507,817

Liabilities
Borrowings	(215,076)	(213,821)
Bonds	(5,569)	(3,890)
Trade accounts payable	(119,104)	(152,383)
Accounts payable to related parties	(3,171)	(3,504)
Other accounts payable	(88,012)	(64,277)
Other provisions	(42,241)	(2,032)
	(473,173)	(439,907)

The Corporation assumes foreign exchange risk because it does not use derivative financial instruments to mitigate exchange rate fluctuations.

For the periods ended December 31, 2022 and 2023, the Corporation’s exchange gains and losses (see note 26.A):

In thousands of soles	2022	2023
Gain	449,864	153,252
Loss	(450,133)	(176,414)
	(269)	(23,162)

The consolidated statement of changes in equity comprises a foreign currency translation adjustment originated by its subsidiaries. The consolidated statement of financial position includes the following assets and liabilities in its currency (in thousands):

	As of December 31,		As of December 31,
	2022		2023
	Assets	Liabilities	Assets	Liabilities
Chilean Peso	60,684,971	81,864,810	37,715,040	53,101,695
Colombian Peso	96,944,436	59,114,296	183,305,679	125,307,739

The Corporation’s foreign currency translation adjustment for the period ended December 31, 2023 was positive by S/29.1 million (negative by S/20.9 million in 2022).

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

ii)	Price risk

The Corporation is exposed to the risk of hydrocarbon price fluctuations which impacts on the selling price of the products that it commercializes, which are significantly affected by changes in global economic conditions, resource availability, and the cycles of related industries. Management considers reasonable these possible fluctuations in the hydrocarbons prices, based in the Corporation´s economic market environment.

iii)	Fair-value and cash flow interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates.

The Corporation’s interest rate risk arises mainly from its long-term borrowings. Variable rate long-term financial liabilities expose the Corporation to cash-flow interest rate risk. Fixed-rate financial liabilities expose the Corporation to fair-value interest rate risk.

The Corporation assumes the interest rate risk, due to they do not use financial derivative instruments for mitigate variations in the interest rate risk.

b)	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or commercial contract, resulting in a financial loss.

Credit risk for the Corporation arises from its operating activities due to credit exposure to customers and from its financial activities, including deposits with banks and financial institutions, foreign exchange transactions, and other financial instruments. The maximum exposure to credit risk for the consolidated financial statements as of December 31, 2022 and 2023 is represented by the sum of cash and cash equivalents (note 9), trade accounts receivable (note 10), accounts receivable from related parties (note 11) and other accounts receivable (note 12).

Customer credit risk is managed by Management subject to the Corporation’s established policies, procedures and control related to customer credit risk management. The credit quality of a customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined based on this assessment. The maximum credit risk exposure at the reporting date is the carrying value of each class of financial assets disclosed in note 10.

The Corporation assesses the concentration of risk with respect to trade accounts receivable as low risk because sales are not concentrated in small customer groups and no customers account for 10% or more of the Corporation’s revenues.

Management monitors the credit risk of other receivables on an ongoing basis and assesses those receivables that show evidence of impairment to determine the required allowance for doubtful accounts.

Concerning loans to related parties, the Corporation has measures in place to ensure the recovery of these loans through the controls maintained by Corporate Finance Management and the performance evaluation conducted by the Board of Directors (note 11).

Management does not expect the Corporation to incur in losses arisen from the performance of these counterparties, except for the ones already recorded at the consolidated financial statements.

c)	Liquidity risk

Prudent liquidity risk management implies holding enough cash and cash equivalents, and financing available through a proper number of credit sources, and the ability to close positions in the market. Historically, the Corporation’s cash flows from operations have enabled it to meet its obligations. The Corporation has implemented various actions to reduce its exposure to liquidity risk and has developed a financial plan based on several steps, which were designed with a commitment to compliance within a reasonable period of time. The financial plan is intended to meet the various obligations at the Company and Corporation entities levels.

The Corporate Finance Office monitors the cash flow projections made on liquidity requirements of the Corporation to ensure it exists sufficient cash to meet operational needs so that the Corporation does not breach borrowing limits or covenants, where applicable, on any of its borrowing facilities. Less significant financing transactions are controlled by the Finance Management of each subsidiary.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

Such forecasting takes into consideration the Corporation’s debt financing plans, covenant compliance, compliance with ratio targets in the statement of financial position and, if applicable, with external regulatory or legal requirements.

As of December 31, 2023, the Company has significant current payment obligations arising from the Plea Agreement (note 1.C) and the Bridge Loan (note 16.a). For this purpose, Management is developing a financial plan with the aim of covering the short-term part of these obligations.

Cash surplus on the amounts required for the administration of working capital are invested in checking accounts that generate interest and time deposits, selecting instruments with appropriate maturities or sufficient liquidity.

The table below analyzes the Corporation’s financial liabilities grouped according to the remaining period from the date of the statement of financial position to the date of maturity. The amounts disclosed in the table below are the contractual undiscounted cash flows, which include interest to be accrued according to the established schedule.

		Contractual cash flows
	Carrying	Less than	1-2	2-5	More than
In thousands of soles	amount	1 year	years	years	5 years	Total
As of December 31, 2022
Other financial liabilities (except for finance leases and lease liability for right-of-use asset)	819,973	599,310	71,732	216,392	-	887,434
Finance leases	835	873	-	-	-	873
Lease liability for right-of-use asset	59,085	19,075	31,705	23,386	113	74,279
Bonds	869,913	141,246	185,114	419,969	707,800	1,454,129
Trade accounts payables (except non-financial liabilities)	1,037,013	1,027,256	9,757	-	-	1,037,013
Accounts payables to related parties	80,781	53,488	25,420	697	1,176	80,781
Other accounts payables and other provisions (except non-financial liabilities)	712,071	186,326	64,307	89,868	470,129	810,630
	3,579,671	2,027,574	388,035	750,312	1,179,218	4,345,139

		Contractual cash flows
	Carrying	Less than	1-2	2-5	More than
In thousands of soles	amount	1 year	years	years	5 years	Total
As of December 31, 2023
Other financial liabilities (except lease liability for right-of-use asset)	780,145	568,284	165,022	163,943	-	897,249
Lease liability for right-of-use asset	42,562	17,754	23,487	8,725	73	50,039
Bonds	822,925	140,546	177,121	345,473	679,085	1,342,225
Trade accounts payables (except non-financial liabilities)	1,168,267	1,164,266	4,001	-	-	1,168,267
Accounts payables to related parties	72,936	44,372	28,564	-	-	72,936
Other accounts payables and other provisions (except non-financial liabilities)	673,663	195,279	57,601	138,356	410,377	801,613
	3,560,498	2,130,501	455,796	656,497	1,089,535	4,332,329

B.	Capital management

The Corporation’s objective in managing capital is to safeguard its ability to continue operations as a going concern basis in order to generate returns to its shareholders, benefits to stakeholders and keep an optimal capital structure to reduce capital cost. Since 2017, due to the situation of the Corporation, Management has monitored deviations that might cause the non-compliance of covenants and may renegotiation of liabilities (note 16). In special situations and events, the Corporation identifies potential deviations, requirements and establishes a plan.

The Corporation may adjust the amount of dividends payable to shareholders, return capital to shareholders, issue new shares or sell assets to reduce its debt to maintain or adjust the capital structure.

The Corporation monitors its capital based on the leverage ratio. This ratio is calculated as net debt divided by the sum of net debt plus equity. The net debt corresponds to the total financial liabilities (including current and non-current indebtedness) adding the provision for civil compensation less cash and cash equivalents.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

As of December 31, 2022 and 2023, the leverage ratio is as follows:

In thousands of soles	Note	2022	2023
Total borrowing, bonds and civil compensation (*)	16 and 17	2,238,699	2,115,471
Less: Cash and cash equivalents	9	(917,554)	(1,003,888)
Net debt (a)		1,321,145	1,111,583
Total equity (b)		1,346,006	1,494,399
Total net debt plus equity (a) + (b)		2,667,151	2,605,982
Gearing ratio		0.50	0.43

(*)	As of December 31, 2023, the provision for civil compensation amounts to S/469.8 million (S/488.9 as of December 31, 2022).

During the periods ended December 31, 2022 and 2023, there were no changes in the objectives, policies or processes related to capital management.

5.	Critical Accounting Estimates and Judgments

Estimates and judgments used are continuously evaluated and are based on historical experience among other factors, including expectations of future events that are believed to be reasonable under current circumstances.

In preparing these interim condensed consolidated financial statements, the significant judgements made by management in applying Corporation’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2022.

6.	Seasonality of Operations

The Corporation does not present seasonality in the operations of any of its subsidiaries; and develop its business during the normal course of the period.

7.	Operating Segments

Operating segments are reported consistently with the internal reports that are reviewed by Corporation’s, chief decision-maker; that is the Executive Committee, which is led by the Chief Executive Officer. This Committee acts as the highest authority in making operational decisions, responsible for allocating resources and evaluating the performance of each operating segment.

Corporation’s operating segments are assessed by the activities of the following business units: (i) engineering and construction, (ii) energy, (iii) infrastructure, and (iv) real estate.

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’, ‘energy’ and ‘infrastructure’. However, Management has voluntarily decided to report on all its operating segments.

The Corporation has determined four reportable segments. These operating segments are components of an enterprise for which separate financial information is available and periodically evaluated by the Corporate Governance Board to decide how to allocate resources and assess performance.

The operations of Corporation in each reportable segment are as follows:

(a)	Engineering and construction: This segment includes traditional engineering services such as architectural planning, structural, civil and design engineering for advanced specialties including process design, simulation, and environmental services, as well as construction at three divisions: i) civil works, such as the construction of hydroelectric power stations and other large infrastructure facilities; (ii) electromechanical construction, such as concentrator plants, oil and natural gas pipelines, and electric transmission lines; iii) building construction, such as offices, residential buildings, hotels, and affordable housing projects, shopping centers, and industrial facilities.

(b)	Energy: This segment includes oil exploration, exploitation, production, treatment, and trade in four oil deposits, separation and trade of natural gas and its byproducts at the gas processing plant, as well as the construction and assembly of oil facilities or those linked to the oil and gas industry. It also includes storage and dispatch of fuel and oil byproducts.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

(c)	Infrastructure: The Corporation has long-term concessions or similar contractual arrangements in Peru for three highways with tolls, Lima Metro, a sewage treatment plant in Lima, and operation and maintenance services for infrastructure assets.

(d)	Real Estate: The Corporation mainly develops and sells properties for low- and middle-resource sectors, which are experiencing a significant increase in available income, as well as luxury properties to a lesser degree, it also develops commercial spaces and offices.

The Executive Commitee uses the Adjusted EBITDA (earnings before interest, tax, depreciation, and amortization) as the primary relevant measure to understand the Corporation’s operating performance and its operating segments.

Adjusted EBITDA is not a measurement of results based on International Financial Reporting Standards. The Corporation’s definition related to adjusted EBITDA may not be comparable to similar performance measures and disclosures from other entities.

The adjusted EBITDA is reconciled to profit as follows:

	For the three-month period		For the twelve-month period
	ended December 31,		ended December 31,
In thousands of soles	2022	2023	2022	2023
Net (loss) profit	(80,652)	74,495	(362,054)	148,231
Financial income and expenses	40,502	39,730	141,020	158,744
Interests for present value of financial asset or liability	1,185	(1,065)	86,014	(2,576)
Income tax	76,283	31,971	131,346	196,242
Depreciation and amortization	46,075	68,238	177,023	236,905
Adjusted EBITDA	83,393	213,369	173,349	737,546
Adjustments to EBITDA - Other adjustments
Impairment of accounts receivables and other accounts receivable	(7,349)	-	-	-
Impairment of investments	7,036	-	14,525	-
Impairment of goodwill	(2,403)	-	-	-
Provisions: civil compensation and legal claims	11,490	-	256,198	-
Adjusted EBITDA for other items	92,167	213,369	444,072	737,546

The adjusted EBITDA with non-recurring items per segment is as follows:

	For the three-month period		For the twelve-month period
	ended December 31,		ended December 31,
In thousands of soles	2022	2023	2022	2023
Engineering and construction	(70,556)	77,551	(72,335)	188,387
Energy	48,254	68,808	184,199	236,332
Infrastructure	71,526	63,660	262,626	259,235
Real estate	105,202	11,941	137,671	54,646
Parent company operations	(95,297)	77,188	10,550	180,864
Intercompany eliminations	33,038	(85,779)	(78,639)	(181,918)
	92,167	213,369	444,072	737,546

Inter-segmental sales transactions are entered into prices similar to those that would have been agreed with unrelated third parties. Revenues from external customers reported are measured in a consistent manner under the basis for preparation of the consolidated financial statements. Sales of goods are related to real estate segment. Revenues from services are related to other segments.

Corporation sales and receivables are not concentrated on a few customers. There is no external customer that represents 10% or more of Corporation’s revenue.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

The following are the Corporation’s financial statements by operating segment:

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Eliminations	Consolidated
As of December 31, 2022
Assets
Cash and cash equivalents	209,737	104,553	130,213	171,747	2,910	111,487	186,907	-	917,554
Trade accounts receivables, net	697,512	80,245	34,183	118,867	898	146,316	561	-	1,078,582
Accounts receivable from related parties	86,146	68	51,523	4,455	52	378	115,736	(230,613)	27,745
Other accounts receivable	298,784	39,921	28,902	15,229	30	5,380	7,294	(2,345)	393,195
Inventories, net	41,933	29,935	9,655	39,780	-	227,067	-	(1,587)	346,783
Prepaid expenses	10,945	2,055	5,496	369	160	448	8,625	-	28,098
Total current assets	1,345,057	256,777	259,972	350,447	4,050	491,076	319,123	(234,545)	2,791,957
Trade accounts receivable, net	2,806	-	16,215	699,487	1,392	3,969	-	-	723,869
Accounts receivable from related parties	299,268	-	15,858	42	14,015	-	602,004	(388,795)	542,392
Prepaid expenses	-	826	14,549	1,731	632	-	65	(510)	17,293
Other long-term accounts receivable	101,366	89,782	-	-	7,346	55,347	31,889	-	285,730
Inventories, net	-	-	-	-	-	65,553	-	-	65,553
Investments in associates and joint ventures	975	12,049	-	-	-	2,752	1,509,790	(1,510,650)	14,916
Investment property, net	-	-	-	1,507	-	19,823	40,594	-	61,924
Property, plant and equipment, net	102,822	176,596	6,193	848	150	7,531	1,286	(10,961)	284,465
Intangible assets and goodwill, net	131,431	363,066	274,597	238	-	615	13,414	3,975	787,336
Right-of-use assets, net	8,745	12,795	7,106	23	143	2,580	38,485	(19,670)	50,207
Deferred income tax asset	175,702	4,572	26,787	-	415	23,781	59,316	5,065	295,638
Total non-current assets	823,115	659,686	361,305	703,876	24,093	181,951	2,296,843	(1,921,546)	3,129,323
Total assets	2,168,172	916,463	621,277	1,054,323	28,143	673,027	2,615,966	(2,156,091)	5,921,280
Liabilities
Borrowings	19,191	38,612	3,844	17	6	43,118	480,735	(11,261)	574,262
Bonds	4,554	-	41,343	31,203	-	-	-	-	77,100
Trade accounts payable	740,142	124,259	52,916	52,292	223	35,939	16,950	4,535	1,027,256
Accounts payable to related parties	297,505	2,734	46,257	22,421	296	12,227	20,291	(348,243)	53,488
Current income tax	12,495	247	8,609	2,433	104	45,092	672	-	69,652
Other accounts payable	490,494	19,724	49,187	9,146	1,298	115,661	24,837	(4,905)	705,442
Other provisions	81,288	20,535	1,722	1,197	-	540	27,644	-	132,926
Total current liabilities	1,645,669	206,111	203,878	118,709	1,927	252,577	571,129	(359,874)	2,640,126
Borrowings	6,480	100,597	3,462	-	138	10,852	192,435	(8,333)	305,631
Bonds	16,719	-	177,341	598,753	-	-	-	-	792,813
Trade accounts payable	-	-	-	9,757	-	-	-	-	9,757
Other accounts payable	94,261	-	2,243	189	2,932	-	2,694	-	102,319
Accounts payable to related parties	7,886	57,300	1,176	27,294	21,663	-	189,451	(277,477)	27,293
Other provisions	11,453	49,701	11,463	4,947	-	-	491,463	-	569,027
Deferred income tax liability	16,670	53,242	-	58,396	-	-	-	-	128,308
Total non-current liabilities	153,469	260,840	195,685	699,336	24,733	10,852	876,043	(285,810)	1,935,148
Total liabilities	1,799,138	466,951	399,563	818,045	26,660	263,429	1,447,172	(645,684)	4,575,274
Equity attributable to controlling interest in the Company	363,404	417,970	166,678	177,208	1,483	278,501	1,165,811	(1,509,551)	1,061,504
Non-controlling interest	5,630	31,542	55,036	59,070	-	131,097	2,983	(856)	284,502
Total liabilities and equity	2,168,172	916,463	621,277	1,054,323	28,143	673,027	2,615,966	(2,156,091)	5,921,280

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Eliminations	Consolidated
As of December 31, 2023
Assets
Cash and cash equivalents	342,120	40,707	124,283	134,252	3,235	175,920	183,371	-	1,003,888
Trade accounts receivables, net	783,231	119,948	26,353	127,336	943	3,038	952	-	1,061,801
Accounts receivable from related parties	57,024	642	59,279	3,569	643	406	161,430	(267,550)	15,443
Other accounts receivable, net	265,378	40,298	21,101	6,372	1	10,418	6,849	(2,345)	348,072
Inventories, net	51,108	46,064	6,760	43,993	-	212,582	-	(10)	360,497
Prepaid expenses	15,461	2,022	4,651	334	169	71	6,388	2	29,098
Total current assets	1,514,322	249,681	242,427	315,856	4,991	402,435	358,990	(269,903)	2,818,799
Trade accounts receivable, net	744	-	6,430	756,990	1,453	3,354	-	-	768,971
Accounts receivable from related parties	298,946	-	17,157	42	14,015	-	419,282	(221,157)	528,285
Prepaid expenses	-	480	11,920	1,611	580	-	-	(510)	14,081
Other accounts receivable, net	102,250	77,116	-	-	7,346	59,764	64,928	-	311,404
Inventories, net	-	-	-	-	-	70,282	-	-	70,282
Investments in associates and joint ventures	968	10,536	-	-	-	2,103	1,744,056	(1,744,916)	12,747
Investment property, net	-	-	-	1,427	-	18,203	38,630	-	58,260
Property, plant and equipment, net	83,146	211,127	5,187	1,047	233	5,562	863	-	307,165
Intangible assets and goodwill, net	143,228	370,370	225,363	138	-	617	12,740	-	752,456
Right-of-use assets, net	4,874	8,270	3,226	25	122	1,317	28,700	(10,239)	36,295
Deferred income tax asset	153,841	5,142	24,098	-	421	15,577	56,670	14	255,763
Total non-current assets	787,997	683,041	293,381	761,280	24,170	176,779	2,365,869	(1,976,808)	3,115,709
Total assets	2,302,319	932,722	535,808	1,077,136	29,161	579,214	2,724,859	(2,246,711)	5,934,508
Liabilities
Borrowings	24,081	39,052	15,358	26	5	11,618	437,729	(11,840)	516,029
Bonds	3,611	-	49,369	28,558	-	-	-	-	81,538
Trade accounts payable	928,109	111,816	48,232	38,272	121	21,622	16,094	-	1,164,266
Accounts payable to related parties	78,561	80,357	47,599	69,632	7	10,990	17,154	(259,928)	44,372
Current income tax	19,987	677	3,159	13,160	54	323	1,655	-	39,015
Other accounts payable	409,200	26,122	34,045	10,429	1,167	86,968	33,170	-	601,101
Provisions	83,831	20,215	1,171	1,925	-	193	9,751	-	117,086
Total current liabilities	1,547,380	278,239	198,933	162,002	1,354	131,714	515,553	(271,768)	2,563,407
Borrowings	697	84,989	594	-	123	73,058	147,399	(182)	306,678
Bonds	10,834	-	130,750	599,803	-	-	-	-	741,387
Trade accounts payable	-	-	-	4,001	-	-	-	-	4,001
Other accounts payable	47,984	-	493	161	3,141	-	457,532	-	509,311
Accounts payable to related parties	7,481	-	1,226	28,563	23,146	-	197,485	(229,337)	28,564
Other provisions	12,366	46,287	10,002	2,228	-	-	27,184	-	98,067
Deferred income tax liability	58,804	66,415	-	63,473	-	-	2	-	188,694
Total non-current liabilities	138,166	197,691	143,065	698,229	26,410	73,058	829,602	(229,519)	1,876,702
Total liabilities	1,685,546	475,930	341,998	860,231	27,764	204,772	1,345,155	(501,287)	4,440,109
Equity attributable to controlling interest in the Company	610,967	424,874	146,259	162,680	1,397	289,942	1,376,671	(1,743,485)	1,269,305
Non-controlling interest	5,806	31,918	47,551	54,225	-	84,500	3,033	(1,939)	225,094
Total liabilities and equity	2,302,319	932,722	535,808	1,077,136	29,161	579,214	2,724,859	(2,246,711)	5,934,508

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Elimination	Consolidated
For the three-month period ended December 31, 2022
Revenue	628,349	169,503	230,345	96,015	1,178	242,109	16,630	(125,038)	1,259,091
Gross (loss) profit	(88,109)	30,751	35,982	22,102	2,940	117,579	(363)	9,712	130,594
Administrative expenses	(43,740)	(3,852)	(903)	(3,027)	(390)	(5,800)	(9,012)	(276)	(67,000)
Other income and expenses, net	44,673	(1,108)	1,190	(2,200)	-	(2,112)	(14,175)	(52,765)	(26,497)
Operating (loss) profit	(87,176)	25,791	36,269	16,875	2,550	109,667	(23,550)	(43,329)	37,097
Financial expenses	(21,086)	(4,349)	(9,133)	(1,416)	(1,606)	(2,331)	(4,196)	(1,054)	(45,171)
Financial income	619	1,183	137	551	120	300	2,407	(648)	4,669
Gain (loss) on present value of financial asset or financial liability	161	(780)	(69)	-	-	2,056	(2,554)	1	(1,185)
Share of profit or loss in associates and joint ventures	13,390	751	-	-	-	(77)	(92,119)	78,276	221
(Loss) profit before income tax	(94,092)	22,596	27,204	16,010	1,064	109,615	(120,012)	33,246	(4,369)
Income tax	(12,591)	(7,530)	(6,769)	(5,316)	(342)	(37,404)	(6,335)	4	(76,283)
(Loss) profit for the period	(106,683)	15,066	20,435	10,694	722	72,211	(126,347)	33,250	(80,652)
(Loss) profit from attributable to:
Owners of the Company	(104,798)	13,574	16,281	8,020	722	30,904	(126,484)	32,856	(128,925)
Non-controlling interest	(1,885)	1,492	4,154	2,674	-	41,307	137	394	48,273
	(106,683)	15,066	20,435	10,694	722	72,211	(126,347)	33,250	(80,652)

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Elimination	Consolidated
For the three-month period ended December 31, 2023
Revenue	747,682	181,324	160,586	104,731	1,176	72,411	23,826	(92,551)	1,199,185
Gross profit (loss)	91,892	24,602	30,063	26,268	587	15,409	2,222	2,529	193,572
Administrative expenses	(24,340)	(4,115)	(5,706)	(2,638)	(213)	(5,079)	(11,964)	(1,456)	(55,511)
Other income and expenses, net	(42)	6,978	147	8	-	181	(475)	(301)	6,496
Operating profit (loss)	67,510	27,465	24,504	23,638	374	10,511	(10,217)	772	144,557
Financial expenses	(21,744)	(5,057)	(8,125)	(1,046)	(113)	(1,881)	(20,410)	10,544	(47,832)
Financial income	287	715	1,765	2,512	202	2,474	11,780	(11,633)	8,102
Gain (loss) on present value of financial asset or financial liability	(370)	(1,188)	(40)	(362)	-	2,022	1,003	-	1,065
Share of profit or loss in associates and joint ventures	-	574	-	-	-	-	83,980	(83,980)	574
Profit (loss) before income tax	45,683	22,509	18,104	24,742	463	13,126	66,136	(84,297)	106,466
Income tax	(6,445)	(7,461)	(6,539)	(8,558)	(172)	(2,593)	(202)	(1)	(31,971)
Profit (loss) for the period	39,238	15,048	11,565	16,184	291	10,533	65,934	(84,298)	74,495
Profit (loss) from attributable to:
Owners of the Company	39,452	13,709	6,903	12,138	291	4,859	65,920	(84,322)	58,950
Non-controlling interest	(214)	1,339	4,662	4,046	-	5,674	14	24	15,545
	39,238	15,048	11,565	16,184	291	10,533	65,934	(84,298)	74,495

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Elimination	Consolidated
For the twelve-month period ended December 31, 2022
Revenue	2,679,198	633,792	614,525	388,811	4,412	367,276	68,091	(350,981)	4,405,124
Gross (loss) profit	(23,293)	118,934	105,400	119,729	4,644	151,797	11,702	10,607	499,520
Administrative expenses	(126,844)	(13,942)	(12,861)	(10,806)	(947)	(15,932)	(35,543)	2,388	(214,487)
Other income and expenses, net	79,114	639	25,291	(3,042)	-	(5,014)	(332,399)	(55,203)	(290,614)
Operating (loss) profit	(71,023)	105,631	117,830	105,881	3,697	130,851	(356,240)	(42,208)	(5,581)
Financial expenses	(70,040)	(17,704)	(26,655)	(7,235)	(1,691)	(9,407)	(65,285)	41,543	(156,474)
Financial income	2,010	1,692	2,119	2,440	223	1,086	52,271	(46,387)	15,454
(Loss) gain on present value of financial asset or financial liability	(6,196)	2,078	(267)	-	-	2,616	(84,245)	-	(86,014)
Share of profit or loss in associates and joint ventures	13,511	3,098	-	-	-	626	14,338	(29,666)	1,907
(Loss) profit before income tax	(131,738)	94,795	93,027	101,086	2,229	125,772	(439,161)	(76,718)	(230,708)
Income tax	(15,755)	(30,905)	(19,587)	(31,836)	(746)	(42,885)	10,397	(29)	(131,346)
(Loss) profit for the period	(147,493)	63,890	73,440	69,250	1,483	82,887	(428,764)	(76,747)	(362,054)
(Loss) profit from attributable to:
Owners of the Company	(145,695)	56,800	59,262	51,937	1,483	31,094	(428,905)	(77,127)	(451,151)
Non-controlling interest	(1,798)	7,090	14,178	17,313	-	51,793	141	380	89,097
	(147,493)	63,890	73,440	69,250	1,483	82,887	(428,764)	(76,747)	(362,054)

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Elimination	Consolidated
For the twelve-month period ended December 31, 2023
Revenue	2,653,466	682,682	596,759	413,416	4,801	220,015	96,338	(366,002)	4,301,475
Gross profit (loss)	277,550	102,277	101,444	123,441	2,742	64,174	14,501	9,439	695,568
Administrative expenses	(108,488)	(16,030)	(20,447)	(11,266)	(917)	(18,301)	(29,545)	(6,649)	(211,643)
Other income and expenses, net	(5,765)	7,778	752	1,905	(41)	2,751	2,776	3,549	13,705
Operating profit (loss)	163,297	94,025	81,749	114,080	1,784	48,624	(12,268)	6,339	497,630
Financial expenses	(78,303)	(20,279)	(24,360)	(6,550)	(450)	(9,590)	(96,632)	46,120	(190,044)
Financial income	1,126	2,553	7,361	7,505	706	7,103	52,843	(47,897)	31,300
Gain (loss) on present value of financial asset or financial liability	(283)	(2,725)	(1,756)	(362)	-	5,303	2,399	-	2,576
Share of profit or loss in associates and joint ventures	(1)	2,940	-	-	-	73	179,386	(179,387)	3,011
Profit (loss) before income tax	85,836	76,514	62,994	114,673	2,040	51,513	125,728	(174,825)	344,473
Income tax	(80,994)	(23,722)	(19,887)	(36,046)	(643)	(23,316)	(6,555)	(5,079)	(196,242)
(Loss) profit for the period	4,842	52,792	43,107	78,627	1,397	28,197	119,173	(179,904)	148,231
(Loss) profit from attributable to:
Owners of the Company	5,352	46,238	29,135	58,970	1,397	11,441	119,120	(180,126)	91,527
Non-controlling interest	(510)	6,554	13,972	19,657	-	16,756	53	222	56,704
	4,842	52,792	43,107	78,627	1,397	28,197	119,173	(179,904)	148,231

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

8.	Financial Instruments

Financial assets related to concession contracts are presented in the consolidated statement of financial position as “trade accounts receivable current” and “trade accounts receivable non-current”.

The classification of financial assets and liabilities by category is as follows:

In thousands of soles	2022	2023
Financial assets according to the consolidated statement of financial position
Loans and accounts receivable at amortized cost:
- Cash and cash equivalents	917,554	1,003,888
- Trade accounts receivable and other accounts receivable
(excluding non-financial assets) (i)	1,452,606	1,379,202
- Financial assets related to concession agreements (ii)	861,190	908,371
- Accounts receivable from related parties	570,137	543,728
	3,801,487	3,835,189

In thousands of soles	2022	2023
Financial liabilities according to the consolidated statement of financial position
Other financial liabilities at amortized cost:
- Bank loans and other financial liabilities	819,973	780,145
- Finance leases	835	-
- Lease liability for right-of-use asset	59,085	42,562
- Bonds	869,913	822,925
- Trade and other accounts payable		-
(excluding non-financial liabilities) (iii)	1,207,739	1,785,487
- Accounts payable to related parties	80,781	72,936
	3,038,326	3,504,055
Other financial liabilities:
- Other provisions (iv)	541,345	56,443

(i)	The following non-financial assets are excluded: advances to suppliers for S/98 million and tax receivable for S/104.7 million (S/53.7 million and S/141.9 million, respectively, as of December 31, 2022).

(ii)	Included in the trade accounts receivable item.

(iii)	The following non-financial liabilities are excluded: advances received from customers for S/241.5 million, taxes payable for S/158.1 million, salaries and other personnel payable for S/84.5 million and others for S/9.1 million (S/365.7 million, S/165.8 million, S/99.2 million and S/6.2 million, respectively, as of December 31, 2022).

(iv)	Includes administrative process INDECOPI for S/56.4 million (civil compensation to Peruvian Government for S/488.9 million and administrative process INDECOPI for S/52.5 million, as of December 31, 2022).

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

9.	Cash and Cash Equivalents

As of December 31, this account comprises:

In thousands of soles	2022	2023
Cash on hand	727	1,020
Remittances in-transit	2,955	3,621
Current accounts (a)	382,414	263,295
Trust account - specific use founds (b)	416,464	421,149
Time deposits (c)	114,994	314,803
Total Cash and Cash equivalents	917,554	1,003,888

(a)	Current accounts are denominated in local and foreign currency, deposited in local and foreign banks with a high credit rating and are freely available. These accounts earn interest at market rates.

(b)	The Corporation maintains trust accounts in local and foreign banks for the administration of funds for specific uses that are classified as:

In thousands of soles	2022	2023
Operational funds	229,165	190,755
Consortium funds	114,050	200,473
Reserve funds (i)	71,966	28,661
Guarantee funds	1,283	1,260
	416,464	421,149

(i)	Reserve and guarantee funds for the payment of bonds issued and other obligations of the Corporation are as follows:

In thousands of soles	2022	2023
Tren Urbano de Lima S.A.	49,397	4,622
Red Vial 5 S.A.	22,569	24,039
	71,966	28,661

(c)	Time deposits have maturities of less than ninety (90) days and are renewable at maturity. As of December 31, 2023, these deposits bear interest ranging from 4.21% to 7.32% (from 0.26% to 7.4% as of December 31, 2022).

Cash and cash equivalents do not represent a significant credit or interest rate risk; therefore, their carrying amounts approximate their fair value.

10.	Trade Accounts Receivable, net

As of December 31, this caption comprises the following:

In thousands of soles	2022	2023

Receivables (a)	357,704	204,167
Unbilled receivables - Subsidiarie (b)	584,217	718,408
Unbilled receivables - Concession (c)	860,530	908,197
	1,802,451	1,830,772

Current portion	1,078,582	1,061,801
Non-current portion	723,869	768,971
	1,802,451	1,830,772

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

As of December 31, 2022 and 2023, trade accounts receivable are denominated in local and foreign currency, have current maturities, do not accrue interest and do not have specific guarantees. The fair value of current accounts receivable is similar to their carrying value because their average collection period is less than sixty (60) days.

As of December 31, the balance of accounts receivable corresponds to:

In thousands of soles	2022	2023
Tren Urbano de Lima S.A.	818,354	884,326
Cumbra Peru S.A. (i)	647,113	750,109
Unna Energia S.A.	80,245	119,948
Cumbra Ingenieria S.A.	53,205	33,866
Carretera Andina del Sur S.A.C.	13,035	14,512
Unna Transporte S.A.C.	9,852	11,134
Viva Negocio Inmobiliario S.A. (ii)	150,285	6,392
Carretera Sierra Piura S.A.C.	3,439	5,459
Concesionaria La Chira S.A.	2,290	2,396
Red Vial 5 S.A. (iii)	24,072	1,678
Others	561	952
	1,802,451	1,830,772

(i)	The increase at the end of December 2023 corresponds to the activities of the new project “Santa Monica” of the indirect subsidiary Morelco, and in project related to the construction of the Jorge Chavez airport terminal (Consorcio Inti Punku).

(ii)	As of December 31, 2022 invoices receivable mainly corresponds to the sale of a land to SEDAPAL by Inmobiliaria Almote 2 S.A.C. for S/140 million (located in the district of Lurin, province of Lima, with an area of 209.59 hectares). In August 2023, it was fully collected.

(iii)	As of December 31, 2023, the variation corresponds to: (i) collection of S/13.3 million to the MTC related to the application of clause 9.9 Rate Guarantee of the Concession Contract, by which the Grantor is obliged to recognize and pay the Concessionaire the corresponding rate difference in the event that any public entity does not allow the Concessionaire to collect the rate as stipulated in the contract; and (ii) collection of S/9.1 million related to complementary works on the North Pan-American Highway Km148, overpass.

(a)	As of December 31, 2023, invoices receivable are recognized net of impairment for S/43.4 million, and at current value for S/0.5 million (S/44.7 million for impairment and S/0.7 million at current value, as of December 31, 2022).

The aging analysis of trade receivables is as follows:

In thousands of soles	2022	2023
Current	316,664	153,678
Past due up to 30 days	29,078	29,375
Past due from 31 days up to 90 days	2,049	11,932
Past due from 91 days up to 120 days	1,437	317
Past due from 121 days up to 360 days	4,100	2,192
Past due over 360 days	4,376	6,673
	357,704	204,167

As of December 31, 2023, the amount of due debts over three hundred and sixty (360) days mainly includes invoices receivable from subsidiaries: Unna Transporte S.A.C. for S/4.6 million, Cumbra Peru S.A. for S/1.2 million, and Cumbra Ingenieria S.A. for S/0.9 million (Cumbra Peru S.A. for S/3.4 million and Cumbra Ingenieria S.A. for S/0.9 million as of December 31, 2022). As of December 31, 2022 and 2023, Management performed the assessment of credit risk exposure on trade accounts receivable.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

(b)	Correspond to documents related to estimates for services provided and valuations that were not invoiced. These rights are recognized discounted at present value for S/2.3 million (S/2.8 million as of December 31, 2022). The following is a breakdown by subsidiary:

In thousands of soles	2022	2023
Cumbra Peru S.A.	533,389	683,927
Cumbra Ingenieria S.A.	38,922	20,655
Unna Transporte S.A.C.	6,192	6,560
Unna Energia S.A.	5,617	7,183
Others	97	83
	584,217	718,408

(c)	Correspond to future collections to the Grantor according to the terms of the concession agreement, as detailed below:

In thousands of soles	2022	2023
Tren Urbano de Lima S.A.	818,354	884,317
Red Vial 5 S.A.	24,072	1,637
Carretera Andina del Sur S.A.C.	12,796	14,403
Carretera Sierra Piura S.A.C.	3,018	5,444
Concesionaria La Chira S.A.	2,290	2,396
	860,530	908,197

Management, after evaluating the balances receivable at the date of the interim condensed consolidated financial statements, considers that, except for the accounts receivable provisioned, there are no accounts at risk of uncollectibility.

In the opinion of Corporate Management, the expected credit loss and allowance for trade receivables adequately cover the risk of uncollectibility as of December 31, 2022 and 2023.

11.	Transactions with Related Parties

A.	Transactions with related parties

Major transactions for the period ended December 31, 2022 and 2023 between the Company and its related parties are summarized as follows:

	For the three-month period		For the twelve-month period
	ended December 31		ended December 31
In thousands of soles	2022	2023	2022	2023
Revenue from sales of goods and services:
- Joint operations	13,689	16,769	48,042	57,148
	13,689	16,769	48,042	57,148

Transactions among related parties are made based on current price lists and according to the terms and conditions similar to those agreed with third parties.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

B.	Balances with Related parties

As of December 31, the balances were the following:

	2022		2023
In thousands of soles	Receivable	Payable	Receivable	Payable
Current portion:
Joint operations
Consorcio Constructor Chavimochic	-	9,421	-	9,313
Consorcio GyM Conciviles	-	1,426	-	5,709
Consorcio Peruano de Conservacion	752	2,629	799	2,762
Consorcio Vial Quinua	-	1,945	-	1,945
Consorcio Inti Punku	4,030	3,104	5,647	114
Consorcio Manperan	603	4,064	451	1,721
Consorcio TNT Vial y Vives - DSD Chile Ltda	8,664	3,153	-	558
Consorcio Rio Urubamba	9,606	-	1,911	-
Consorcio Italo Peruano	1,524	-	1,648	-
Consorcio Ermitano	547	-	526	-
Consorcio Rio Mantaro	-	12,247	-	-
Others	2,019	2,145	4,461	523
	27,745	40,134	15,443	22,645

Other related parties
Ferrovias S.A.	-	13,354	-	21,727
	-	13,354	-	21,727
Current portion	27,745	53,488	15,443	44,372

Non-current portion
Gasoducto Sur Peruano S.A. (note 14.i)	542,392	-	527,722	-
Ferrovias S.A.	-	15,054	-	15,761
Ferrovias Participaciones S.A.	-	12,239	-	12,803
Others	-	-	563	-
Non-current	542,392	27,293	528,285	28,564

As of December 31, 2022 and 2023, accounts receivable and payable are mainly of current maturity which have no specific guarantees. These balances do not generate interest considering their maturity in short term.

The Corporation conducts its operations with related companies under the same conditions as those with third parties; consequently, there are no differences in pricing policies or in the basis for tax settlement; with respect to payment terms, these do not differ from policies granted to third parties.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

12.	Other Accounts Receivable, net

As of December 31, this caption comprises the following:

In thousands of soles	2022	2023

Claims and accounts receivable from third parties (a)	251,339	254,750
Guarantee deposits (b)	194,885	163,740
Credits and recoverable taxes (c)	113,923	104,654
Advances to suppliers (d)	53,658	98,021
Restricted funds (e)	52,014	25,419
Accounts receivable from personnel	2,359	1,925
Others	10,747	10,967
	678,925	659,476

Current portion	393,195	348,072
Non-current portion	285,730	311,404
	678,925	659,476

a)	As of December 31, claims and accounts receivable from third parties are as follows:

In thousands of soles	2022	2023

Additional investments for operating contracts	105,002	98,047
Account receivable to the Ministry of Agriculture Development and Irrigation (a.1)	-	32,062
Real estate project receivable	26,084	30,012
Claims to the tax authorities	27,968	29,976
Accounts receivable from joint ventures	21,100	21,878
Settlement agreement with third parties	21,081	21,136
Account receivable from out-of-court settlement with third parties (a.2)	36,266	-
Insurance claims for losses	-	6,778
Others	13,838	14,861
	251,339	254,750

(a.1)	Account receivable to the Ministry of Agriculture Development and Irrigation - Concesionaria Chavimochic S.A.C.

The balance corresponds to the claim to the Ministry of Agrarian Development and Irrigation (hereinafter, MIDAGRI) for US$9.5 million equivalent to S/35.1 million for the execution of the total amount of the Performance Bond, derived from the arbitration process followed against the Regional Government of La Libertad and MIDAGRI for the early termination of the Concession Contract due to breach of contract by the Grantor. As of December 31, 2023, the net present value balance amounts to US$8.6 million, equivalent to S/32.1 million (note 14.ii).

(a.2)	Account receivable from out-of-court settlement with third parties: Talara Refinery - Cumbra Peru S.A.

As of December 2022, Cumbra Peru S.A. had a lawsuit pending against Tecnicas Reunidas de Talara S.A.C. (TRT) for approximately US$78 million as compensation for damages suffered as a result of various contractual breaches. In turn, TRT filed a counterclaim for approximately US$81 million alleging that Cumbra Peru S.A. had breached the subcontract entered into between the two companies. On the other hand, on December 28, 2020, TRT executed two letters of guarantee issued by Banco Santander, the first for US$16 million for Performance Bond and the second letter of guarantee for US$7.7 million for advance payment of work, despite the fact that the obligations guaranteed by the letter of guarantee were being litigated in the process described in this paragraph.

In December 2022, the Company signed an agreement with TRT, in order to solve claims of both parties. As a result of this agreement, the Company impaired account receivables rights for US$29.6 million equivalent to S/113 million. In addition, the Company would receive payments for outstanding invoices in the amount of US$10.3 million (equivalent to S/36.3 million). As of January 31, 2023, the Company received full payment of the outstanding invoices.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

b)	Guarantees deposits correspond to funds retained by customers for work contracts, mainly of the subsidiary Cumbra Peru S.A. These deposits are retained by customers in order to guarantee that the subsidiary performs its obligations under the contracts. The amounts withheld will be recovered upon completion of the work.

c)	Credits and recoverable taxes are classified as follows:

In thousands of soles	2022	2023

VAT credit	50,172	39,706
Income tax on-account payments	48,729	45,263
ITAN and other tax receivable	15,022	19,685
	113,923	104,654

d)	Advances to suppliers are classified as follows:

Correspond mainly to engineering and construction projects: (i) Increase in Cumbra Peru S.A., Consorcio Inti Punku for the Jorge Chavez Airport project for S/26.4 million, Morelco SAS, for the Termosuria Project in Ecopetrol S.A. project for S/25.8 million, and (ii) Decrease in Cumbra Peru S.A. for Gasoducto Piura project for S/2.1 million and the subsidiary Tren Urbano de Lima S.A. for S/3.6 million.

e)	As of December 31, 2023, the restricted funds correspond to bank certificates as guarantee composed of Cumbra Ingenieria S.A. for S/18.1 million and a restricted fund of Concesionaria La Chira S.A. for S/7.3 million. (As of December 31, 2022, Cumbra Peru S.A. for S/29.9 million EPC Talara, Cumbra Ingenieria S.A for S/14.7 million and Concesionaria La Chira S.A. for S/7.3 million, other S/1.7 million).

The fair value of the other short-term accounts receivable is similar to their book value due to their short-term maturity. The non-current portion corresponds mainly to non-financial assets such as claims to third parties and tax credits. Other non-current accounts receivable maintain maturities that vary between 2 and 5 years. The maximum exposure to credit risk as of the reporting date is the carrying amount of each class of other accounts receivable mentioned.

13.	Inventories, Net

This caption comprises the following:

In thousands of soles	2022	2023
Land	118,603	117,791
Work in progress - Real estate	126,598	127,008
Finished properties	47,643	38,970
Construction materials	42,475	52,479
Merchandise and supplies	83,512	100,103
	418,831	436,351
Allowance for inventory write-downs	(6,495)	(5,572)
	412,336	430,779

Current	346,783	360,497
Non-current	65,553	70,282
	412,336	430,779

As of December 31, 2023, the non-current portion of inventories of S/70.3 million corresponds to land for real estate projects to be executed in the long term (S/56.6 million located in the district of San Isidro in Lima and S/13.6 million located in the district of Barranco in Lima). As of December 31, 2022, the non-current portion of inventories for projects to be executed in the long term amounts to S/65.6 million (S/52 million located in the district of San Isidro in Lima and S/13.5 million located in the district of Barranco in Lima). Management has analyzed the inventories and has determined that there are no major indications of impairment.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

14.	Investments in Associates and Joint Ventures

This caption comprises the following:

In thousands of soles	2022	2023
Associates	2,753	2,103
Joint ventures	12,163	10,644
	14,916	12,747

Movement of our investments in associates for the periods ended December 31, 2022, and 2023 is as follows:

In thousands of soles	2022	2023
Balance as of January, 1	31,173	14,916
Equity interest in results	1,907	3,011
Dividends received	(380)	(5,176)
Capital reduction	(2,937)	-
Impairment of investment	(14,526)	-
Investment disposal	(278)	-
Translation adjustment	(43)	(4)
Balance as of December, 31	14,916	12,747

The most relevant associates are described below:

i.	Gasoducto Sur Peruano S.A.

In November 2015, the Corporation acquired a 20% interest in Gasoducto Sur Peruano S.A. and obtained a 29% interest in Consorcio Constructor Ductos del Sur (hereinafter “CCDS”) through its subsidiary Cumbra Peru S.A.

On July 22, 2014, GSP signed a concession agreement with the Peruvian Government to build, operate, and maintain a pipeline transportation system of natural gas to meet the demand of cities in the south of Peru (hereinafter the “Concession Agreement”). Additionally, GSP signed an engineering, procurement and construction agreement with CCDS.

The Corporation made an investment of US$242.5 million (equivalent to S/811 million) and had to assume 21.49% of the performance bond established in the concession agreement for US$ 262.5 million and 21.49% of the guarantee for a bridge loan of US$600 million.

Early termination of the Concession Agreement

On January 24, 2017 the Peruvian Ministry of Energy and Mines (hereinafter “MEM”) notified the early termination of the Concession Agreement under Clause 6.7 for the failure of the concessionaire to accredit the financial closure within the contractual term, proceeding with the immediate execution of the entirety of the faithful performance guarantee.

The situation described in the previous paragraph caused Management to recognize the impairment of its total investment equivalent to 21.49% of its participation (US$242.5 million) between 2016 and 2019, and required the register of the account receivable resulting from the execution of the counter-guarantees granted by AENZA S.A.A. in favor of the issuer of the guarantee of performance of the concession contract and in favor of the syndicate of banks that granted the bridge loan to GSP for US$52.5 million and US$129 million, respectively. According to the Concession Agreement, the guarantees were paid on behalf of GSP, therefore, AENZA S.A.A. recognized the right to collect from GSP for US$181.5 million, which were recorded in 2016 as accounts receivable from related parties. Likewise, Cumbra Peru recognized the value of accounts receivable from CCDS for US$73.5 million and lost profits for US$10 million, which correspond to receivables from GSP.

On October 11, 2017, the agreement deed for the delivery of the assets of the south Peruvian gas pipeline concession between GSP and MEM was signed. The assets include the works, equipment, facilities and engineering studies provided for the execution of the project.

Upon termination of the Concession Agreement, and in accordance with the provisions of clause 20 thereof, the Peruvian Government had the obligation to hire an internationally recognized auditing firm to calculate the Net Book Value (hereinafter “NBV”) of the concession assets, and to call up to three auctions on GSP’s assets. However, to date, the Peruvian State continues to fail to comply with these contractual obligations. The amount of the VCN was calculated at US$2,602 million by an independent auditing firm hired by GSP as of December 31, 2016, this figure was subsequently adjusted to US$2,110 million as a result of variations in the balances related to the works carried out by the consortium, which in turn is reported in its audited financial statements as of December 31, 2017.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

Collection Actions of AENZA S.A.A.

On December 21, 2018, the Company asked the Peruvian Government for direct treatment and requested the payment of NBV in favor of GSP. On October 18, 2019, the Company filed with CIADI an arbitration request. On December 27, 2019 the Company withdrew the arbitration in compliance with a preliminary plea agreement signed with the Attorney General´s Office and Ad-hoc Peruvian Public Prosecutor’s Office on the same date (note 1). Withdrawing the arbitration before CIADI does not involve the loss of collection rights of the Company against GSP and does not restrict, limit, or impede GSP from asserting its rights against the Peruvian Government.

The Company and its internal and external legal advisors consider that the payment owed by the Government to GSP for the NBV are not within the withholding scope under Law 30737 that ensures the immediate payment of civil compensation in favor of the Peruvian Government in cases of corruption and related crimes, since this payment does not include any profit margin and/or not correspond to the sale of assets related to the project, but to a reimbursement for the investment made by the Concessionaire.

Bankruptcy of GSP

On December 4, 2017, GSP started a bankruptcy proceeding before the INDECOPI. The Company maintains receivable recognized by INDECOPI of US$0.4 million and US$169.3 million, the latter held under trust in favor of the creditors of the Company. In addition, it has indirectly recognized claims of US$11.8 million. On the other hand, the debt of Cumbra Peru S.A. derived from its participation in CCDS is directly recognized in INDECOPI in the GSP Competition for US$88.7 million. As of the date of this report, GSP is under liquidation and AENZA S.A.A. chairs the Board of Creditors.

On April 11, 2023, the Liquidation Agreement was approved, which defines the framework for the liquidator’s actions. The Liquidation Agreement includes the granting of powers to the liquidator with respect to representation, administrative, contractual and other relevant powers that allow him to comply with the obligations for which he was appointed, as well as the actions he is allowed to take in order to recover GSP’s assets and in accordance with the mechanisms set forth in the General Law of the Insolvency System.

On April 13, 2023, and under the powers granted to him by the Liquidation Agreement, the Liquidator requested the MEM to initiate the Direct Treatment procedure stipulated in the Concession Agreement.

On September 12, 2023, INDECOPI notified GSP of Resolution No. 4069-2023/CCO-INDECOPI which resolved to declare null and void the Board’s resolution approving the Liquidation Agreement because the Agreement does not the agreement does not foresee the modality and conditions of realization of the GSP assets other than the VCN (direct sale, auction, dation, etc.).

On November 21, 2023, the Meeting of Creditors was held with the purpose of correcting the defect declared in the aforementioned resolution, through the approval of a new Liquidation Agreement. However, this proposal only reached 59% of favorable votes, not reaching the qualified majority (66.67%) required by law. Likewise, on the same day, the Presidency of the Board, as well as other creditors requested INDECOPI to declare the liquidation of GSP.

In view of the above, on December 28, 2023, INDECOPI ordered the ex officio liquidation of GSP and that its Technical Secretariat of the Commission, dated on January 12, 2024, convene a Single Meeting of Creditors for January 29, 2024, in order to appoint a Liquidator for the process and approve a new Liquidation Agreement. The Meeting is formed with the Creditors in attendance and approve the corresponding proposals by simple majority. Therefore, on the referred day, with 59% of the votes in attendance, the appointment of Alva Legal Asesoría Empresarial S.A.C. as GSP’s liquidator and the proposed Liquidation Agreement were approved. The liquidation process of GSP continues its course, as well as the necessary actions for the recovery of VCN.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

Amounts recognized in the consolidated financial statements (note 11).

As of December 31, 2023, the net value of the account receivable from GSP is approximately US$142.4 million, equivalent to S/527.7 million (US$142.4 million equivalent to S/542.4 million at December 31, 2022), which comprises the recognition in the following entities of the Corporation: i) AENZA S.A.A. holds US$63.9 million (equivalent to S/236.6 million) discounted to present value net of impairment and the effect of the exchange difference (US$63.9 million equivalent to S/243.2 million at December 31, 2022) and; ii) Cumbra Peru S.A. holds US$78.5 million (equivalent to S/291.1 million) discounted to present value, net of the effect of the exchange difference (US$78.5 million equivalent to S/299.2 million at December 31, 2022).

The Company’s management maintains the recovery estimate in 8 years, applying a discount rate of 4.92% (recovery term of 8 years with a discount rate of 5.86% as of December 31, 2022). These estimates generated during 2022 a present value effect of approximately S/72.2 million, which has been recognized in the consolidated statement of profit or loss under the caption “Interest for present value of financial asset or liabilities” (note 26.B).

Based on management’s assessment and in conjunction with the opinion of the internal legal department and external legal counsel, the estimate of recoverability, impairment allowances and the net recognized value of the account receivable from GSP as of December 31, 2022 and 2023 is reasonable and sufficient as of the reporting date of the Corporation’s consolidated financial statements.

ii.	Concesionaria Chavimochic S.A.C.

In May 2014, Concesionaria Chavimochic S.A.C. (hereinafter the “Concessionaire”), in which AENZA has 26.5% of interest, signed an agreement with the Peruvian Government (hereinafter the “Concession Agreement”) for the design, construction, operation, and maintenance of major hydraulic works of Chavimochic Project (hereinafter the “Project”). The construction of the work started in 2015 with a concession term of twenty-five (25) years and a total investment of about US$ 647 million.

According to the Concession Agreement, the works of the third stage of the Project were structured in two phases. To date, the works of the first phase (Palo Redondo Dam) are 70% in progress. However, at the beginning of 2017, the procedure for early termination of the Concession Agreement was initiated due to the breach of contract by the Grantor, and all activities were suspended in December 2017. Due to the fact that no agreement was made, the Concessionaire initiated an arbitration process before the Comision de las Naciones Unidas para el Derecho Mercantil Internacional (CNUDMI).

On October 4, 2022, the Arbitration Court notified the parties with the award, which provided for the early termination of the Concession Agreement and ordered, among other things, that the Grantor pay the Concessionaire the amount of US$25.3 million as a consequence of its failure to provide the Project Control Delivery, and the execution of 70% of the Performance Bond or the payment of US$25 million for the Concessionaire’s failure to obtain evidence of financial closing.

Despite the requests for exclusion and integration of the award filed by the Concessionaire, the Court did not issue a decision within the deadline, and the award was consented to. As of December 31, 2022, an impairment of its total investment amounting to S/14.5 million was recorded.

In February 2023, the Grantor partially executed the Concessionaire’s performance bond, where AENZA S.A.A. was required to assume a total of US$7.5 million. Likewise, prior to the closing of this report, the Grantor requested the execution of the balance of the Concessionaire’s performance bond, where AENZA S.A.A. is responsible for US$1.4 million. The Concessionaire is currently coordinating the necessary legal actions for the full execution of the award so that the Grantor complies with the obligations arising therefrom. Likewise, the Concessionaire will initiate legal actions against the Grantor for what it considers an arbitrary execution of the balance of the performance bond without the arbitration court having granted the possibility of executing the bond for a higher amount and without a breach of contract having been attributed to the Concessionaire that would justify such performance (note 12.a.1).

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

15.	Investments Property, Property, Plant and Equipment, Intangible Assets and Right-of-Use Assets

The movement in investment property, property, plant and equipment, intangible assets and right-of-use assets accounts for the period ended December 31, 2022 and 2023, are as follows:

		Property,
	Investment	plant and	Right-of-use	Intangibles
	property	equipment	assets	assets
In thousands of soles	(a)	(a)	(a)	(b)

Cost
Balance at January 1, 2022	87,222	1,261,098	98,391	1,472,506
Additions	53	63,155	21,567	165,157
Sale of assets	-	(41,804)	-	-
Disposals	(1,409)	(23,085)	(223)	(3,665)
Reclassifications	13,691	(845)	-	(29,100)
Transfers	-	228	-	450
Translations adjustments	-	(24,539)	(240)	(18,886)
Balance at December 31, 2022	99,557	1,234,208	119,495	1,586,462
Balance at January 1, 2023	99,557	1,234,208	119,495	1,586,462
Additions	193	82,234	3,792	120,000
Sale of assets	-	(39,303)	-	-
Disposals	-	(31,392)	(2,823)	(52,886)
Reclassifications	5,690	(3,243)	(68)	(36,335)
Transfers	-	(143)	-	140
Translations adjustments	-	1,678	180	8,720
Balance at December 31, 2023	105,440	1,244,039	120,576	1,626,101

Accumulated depreciation and impairment
Balance at January 1, 2022	(24,211)	(957,928)	(50,674)	(729,115)
Depreciation / amortization	(3,971)	(52,308)	(18,709)	(102,035)
Sale of assets	-	34,419	-	-
Disposals	4,240	20,388	(33)	2,852
Reclassifications	(13,691)	845	-	29,100
Transfers	-	(2,452)	-	(272)
Impairment	-	(10,857)	-	(2,530)
Translations adjustments	-	18,150	128	2,874
Balance at December 31, 2022	(37,633)	(949,743)	(69,288)	(799,126)
Balance at January 1, 2023	(37,633)	(949,743)	(69,288)	(799,126)
Depreciation / amortization	(3,857)	(54,335)	(17,834)	(160,879)
Sale of assets	-	34,598	-	-
Disposals	-	29,566	2,812	49,844
Reclassifications	(5,690)	3,243	68	36,335
Translations adjustments	-	(203)	(39)	181
Balance at December 31, 2023	(47,180)	(936,874)	(84,281)	(873,645)

Carrying amounts
At January 1, 2022	63,011	303,170	47,717	743,391
At December 31, 2022	61,924	284,465	50,207	787,336
At December 31, 2023	58,260	307,165	36,295	752,456

(a)	Investment property, property, plant and equipment and right-of-use assets

As of December 31, 2023, additions to property, plant and equipment correspond mainly to the energy segment, for machinery, replacement units, works in progress, other equipment, and furniture and fixtures for a total of S/66 million. Likewise, additions in the engineering and construction segment, for work in progress, other equipment, machinery, furniture and fixtures, vehicles and buildings for S/14.5 million; and additions in the infrastructure and real estate segment for S/1.8 million (As of December 31, 2022, additions to property, plant, and equipment correspond mainly to additions to equipment and work in progress related to well operations for S/49.9 million, in the Energy sector; additions to various machinery and equipment for S/8 million, in the Engineer and Construction sector; and additions to various equipment and machinery for S/3.4 million, in the real estate segment).

As of December 31, 2023, the additions of assets for right of use correspond mainly to the energy segment, to lease contracts for the acquisition of various machinery and equipment for S/2.8 million and to the price adjustment to the property lease contract of the Company for S/0.7 million (as of December 31, 2022, corresponds mainly to the energy segment, for lease contracts for the acquisition of vehicles, machinery and other equipment and real estate for S/13.4 million. Likewise, additions in the infrastructure segment, for the acquisition of vehicles for S/4 million; in the engineering and construction segment, for the acquisition of equipment for S/1.3 million, and additions for the price adjustment to the Company’s property lease contract. S/2.7 million).

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

For the period ended December 31, 2022 and 2023, depreciation of property, plant and equipment, investment property and right-of-use assets is presented in the interim condensed consolidated statement of income as follows:

In thousands of soles	2022	2023

Cost of sale of goods and services (Note 24)	58,011	62,939
Administrative expenses (Note 24)	16,977	13,087
Total depreciation	74,988	76,026
(-) Depreciation related to investment property	(3,971)	(3,857)
(-) Depreciation related to right-of-use assets	(18,709)	(17,834)
Total depreciation of property, plant and equipment	52,308	54,335

(b)	Intangible assets

As of December 31, 2023, the additions correspond mainly to the energy segment for investments in the preparation of wells and other assets for a total of S/108 million, additions in the infrastructure segment for investments in concessions for a total of S/7 million and additions in the engineering and construction segment for investments in software for S/5 million. (As of December 31, 2022, the additions correspond mainly to investments in the preparation of wells and other assets of the energy segment for S/148.1 million, software development in the engineering and construction segment for S/9.8 million; and additions in concessions and licenses corresponding to the infrastructure segment for S/7 million).

For the period ended December 31, 2022 and 2023, the breakdown of intangible amortization included in the consolidated statement of income is as follows:

In thousands of soles	2022	2023
Cost of sale of goods and services (note 24)	98,529	157,132
Administrative expenses (note 24)	3,506	3,747
Total amortization	102,035	160,879

Goodwill

Management reviews businesses results based on the type of economic activity developed. The cash-generating units are distributed in the following segments:

In thousands of soles	2022	2023
Engineering and construction	28,741	35,158
Electromechanical	20,736	20,736
	49,477	55,894

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

16.	Borrowings

This caption comprises the following:

	Date of	Interest		Current		Non-current
In thousands of soles	maturity	rate	Curency	2022	2023	2022	2023
Bank loans
Bridge loan (a)	2024	Term SOFR 3M + de 9.75% a 11.25%	USD	463,773	379,928	-	-
Banco de Credito del Peru S.A. (b)	2028	6.04% / 7.68%	USD	32,104	33,338	93,960	82,658
Banco Interamericano de Desarrollo ( c)	2032	7.84%	USD	-	744	-	73,058
Banco de Credito del Peru S.A. (d)	2024	10.00%	USD	-	29,628	-	-
Banco de Credito del Peru S.A.	2024	12.50%	PEN	-	8,024	-	-
Banco BBVA Peru S.A.	2024	7.94%	USD	1	1,486	1,528	-
Bancolombia S.A.	2024	17.96% / 22.89%	COP	6,344	16,209	-	-
Banco de Bogota	2024	12.20%	COP	4,330	3	-	-
Banco de Credito del Peru S.A.	2023	7.00%	PEN	36,562	-	-	-
Banco Interamericano de Finanzas S.A.	2024	11.35%	PEN	4,671	-	7,965	-
Banco BBVA Peru S.A.	2023	7.94%	PEN	587	-	-	-
Other financial entities
BCI Management Administradora General de Fondos S.A. (e)	2027	9.97%	USD	8,725	18,401	154,025	122,214
Others	2024	11.25% / 13.54%	PEN / CLP	3,451	14,159	1,947	295
Right-of-use-liabilities	2027	5.40% / 22.66%	USD	12,879	14,109	46,206	28,453
Finance leases	2023	5.32% / 9.04%	USD	835	-	-	-
				574,262	516,029	305,631	306,678

(a)	On March 17, 2022, the Company entered into a bridge loan agreement for up to US$120 million, with a group of financial institutions comprised by Banco BTG Pactual S.A. - Cayman Branch, Banco Santander Peru S.A., HSBC Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero HSBC, and Natixis, New York Branch. The financing will be repaid over a period of eighteen (18) months, in quarterly interest installments and is secured, subject to the fulfillment of certain precedent conditions, by a flow trust (first lien), a pledge over the shares in Unna Energia S.A. (first lien), and a trust on the shares of Viva Negocio Inmobiliario S.A.C. (second lien). On April 5, 2022, the Company received a bridge loan for up to US$120 million.

On October 5, 2023 and December 27, 2023, payments of US$8 million (equivalent to S/29.1 million) and US$12 million (equivalent to S/43.6 million), respectively, were made. Additionally, on December 27, 2023, the term extension of the bridge loan agreement was signed for up to US$100 million for a period of twelve months.

As of December 31, 2023, the amount of the loan is S/379.9 million (as of December 31, 2022, S/ 463.8 million), which includes capital of S/ 371.3 million, plus interest and net deferred charges of S/8.6 million (as of December 31, 2022, S/458.4 million and S/5.4 million, respectively).

As of December 31, 2022 and 2023, the Company has complied with the covenants established in the loan agreement.

(b)	Terminales del Peru (hereinafter “TP”), a joint operation of the subsidiary Unna Energia S.A., has a medium-term loan agreement with Banco de Credito del Peru S.A. (hereinafter BCP) to finance investments arising from the operation agreement of North and Center terminals for 2015 to 2019 period, ending its availability period on December 31, 2022 with a maximum exposure limit of US$ 80 million. This funding is repaid within eight (8) years. for a credit line amount of US$ 100 million, which was authorised and fully utilised.

In addition, in November 2019, TP signed a loan agreement to finance the additional investments from 2019 to 2023 for a credit line of US$ 46 million with BCP. This agreement includes an assignee as interest holder, so BD Capital (BDC) acquired 50% of the BCP contractual position through the signature of an accession agreement. During 2023, additional disbursements of US$ 13.5 million, equivalent to S/ 50.9 million, were requested for the additional investments. On December 20, 2023, an addendum was signed to extend the period of availability until November 15, 2024.

As of December 31, 2023, the amount recorded for the loans equivalent to the 50% interest held by the subsidiary Unna Energía S.A. is S/ 116 million, which includes principal plus interest and net deferred charges (S/ 126.1 million as of 31 December 2022).

As of December 31, 2022 and 2023, TP is in compliance with the covenants established in the loan agreement.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

(c)	In December 2022, Viva Negocio Inmobiliario S.A.C. signed a loan agreement with the Banco Interamericano de Desarrollo, for ten (10) years and with two (2) years grace period for principal amortization, for the purpose of building social housing. The loan was fully disbursed in January 2023, for US$20 million, equivalent to S/72.2 million. AS of December 31, 2023, the total debt amounts to US$20.2 million, equivalent to S/73.8 million, which includes principal of S/74.3 million, plus interest of S/0.7 million and the effect of deferred charges of S/1.2 million.

As of December 31, 2022 and 2023, Viva Negocio Inmobiliario S.A.C. has on guarantees or covenants for these loans.

(d)	On February 15, 2023 and May 15, 2023, the Ministerio de Desarrollo Agrario y Riego - MIDAGRI executed the bank guarantee letter for a total amount of US$ 9.5 million that had been issued on behalf of Concesionaria Chavimochic S.A.C. as a guarantee under the Concession contract. As a result, the Company entered into a short-term loan under tranche C1 of the syndicated financing agreement. The balance of the loan at December 31, 2023 is US$ 7.9 million (equivalent to S/ 29.6 million).

(e)	On May 29, 2018, the Company and Inversiones Concesiones Vial S.A.C. (“BCI Peru”) came into an investment agreement whith the intervention of Fondo de Inversiones BCI NV (“BCI Fund”) and BCI Management Administradora General de Fondos S.A. (“BCI” Asset Management”) to monetize future dividends from Red Vial 5 S.A. to the Company. Upon the signature of this agreement, the Company had to indirectly transfer its economic rights over 48.8% of the share capital of Red Vial 5 S.A. by transferring its B class shares (equivalent to 48.8% of the capital of Red Vial S.A.) to a vehicle specially incorporated for such purposes called Inversiones en Autopistas S.A. The amount of the transaction was US$ 42.3 million (equivalent to S/ 138 million) and was completed on June 11, 2018.

In addition, it has been agreed that the Company would have purchase options on 48.8% of Red Vial 5’s economic rights that BCI Peru will maintain through its interest in Inversiones en Autopistas S.A. These options would be subject to certain conditions such as the expiration of different terms, recovery of the investment made with the proceeds of BCI Fund (according to different economic calculations) and/or to control changes.

As of December 31, 2023, the loan balance payable amounts to US$ 39.2 million, equivalent to S/ 145.4 million (as of December 31, 2022, US$ 42.6 million, equivalent to S/ 162.8 million) and includes the negative effect of the present value of S/ 2.4 million (as of December 31, 2022, S/ 16.6 million) (note 26.B.ii). Accrued interest amounts to S/ 8.3 million (in 2022, S/ 9.3 million).

A. Fair value of borrowings

The carrying amount and fair value of borrowings are detailed as follows:

	Carrying amount		Fair value
In thousands of soles	2022	2023	2022	2023

Bank loans	651,825	625,076	638,620	616,120
Other financial entities	168,148	155,069	168,148	155,069
Lease liability for right-of-use asset	59,085	42,562	58,719	43,078
Finance leases	835	-	776	-
	879,893	822,707	866,263	814,267

As of December 31, 2023, the fair value is based on cash flows discounted using debt rates between 4.7% and 22.7% (between 4.7% and 17.6% as of December 31, 2022) and are included as Level 2 in the level of measurement.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

17.	Bonds

This caption comprised the following:

	Date of	Interest		Current		Non-current
In thousands of soles	maturity	rate	Currency	2022	2023	2022	2023

Corporate bonds - Regulation S issued on the United States of America (a)	2039	4.75% + Ajuste VAC	PEN	31,203	28,558	598,753	599,803
Corporate Bonds - Lima Stock Exchange issued on Peru (b)	2027	8.38%	PEN	41,343	49,369	177,341	130,750
Private bonds (c)	2027	8.50%	USD	4,554	3,611	16,719	10,834
				77,100	81,538	792,813	741,387

(a)	In February 2015, the subsidiary Tren Urbano de Lima S.A. issued international corporate bonds under Regulation S of the United States of America. The issuance was made in VAC soles (adjusted at Constant Update Value) for an amount of S/ 629 million. The bonds have a risk rating of AA+.

These bonds include the following collateral: (i) mortgage on the concession of which Tren Urbano de Lima S.A. is the concessionaire, (ii) security interest on the shares of the Concessionaire, (iii) assignment of the Collection Rights of the Administration Trust, and (iv) a Flow Trust and Reserve Accounts for Debt Service, Operation and Maintenance and ongoing Capex. Issuance costs amounted to S/ 22 million. During 2023, a principal repayment of S/ 26 million (S/ 19.8 million in 2022) has been made.

As of December 31, 2023, an accumulated amortization amounting to S/ 152.8 million (S/ 126.8 million as of December 31, 2022) was made.

As of December 31, 2023, the balance includes VAC adjustments and interest payable for S/ 146.1 million (S/ 143.3 million as of December 31, 2022).

For the periods ended December 31, 2022 and 2023, the movement of this account is as follows:

In thousands of soles	2022	2023

Balance at January, 1	626,697	629,956
Amortization	(19,848)	(26,004)
Accrued interest	54,918	57,407
Interest paid	(31,811)	(32,998)
Balance at December, 31	629,956	628,361

As of December 31, 2022, and 2023, Tren Urbano de Lima S.A. has complied with the corresponding covenants.

As of December 31, 2023, the fair value amounts to S/628.4 million (S/630.7 million, as of December 31, 2022), is based on discounted cash flows using a rate of 4.9% (5.9% as of December 31, 2022) and corresponds to level 2 of the fair value hierarchy.

(b)	Between 2015 and 2016, the subsidiary Red Vial 5 S.A. issued the First Corporate Bond Program on the Lima Stock Exchange for a total S/365 million. The bonds are rated AA-.

According to the terms of the bond issuance agreement, this financing is secured by: (i) a trust of flows from the collection rights and flows derived from the Concession, except for flows corresponding to the Remuneration and the Regulation Fee; (ii) a mortgage on the concession of which Red Vial 5 S.A. is the concessionaire; (iii) movable guarantees on shares; (iv) assignment of rights on the bank letter of guarantee and any other guarantee granted in the Construction Agreement; and (v) in general, all those additional guarantees granted in favor of the secured creditors if applicable.

The purpose of the granted funds was to finance the construction works of the second phase of Red Vial 5 and sales tax related to the execution of project expenses.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

For the periods ended December 31, 2022 and 2023, the movement of this account is the following:

In thousands of soles	2022	2023

Balance at January, 1	251,933	218,684
Amortization	(33,085)	(38,266)
Accrued interest	19,744	16,609
Interest paid	(19,908)	(16,908)
Balance at December, 31	218,684	180,119

As of December 31, 2022, and 2023, Red Vial 5 S.A. complied with the respective covenants.

As of December 31, 2023, the fair value amounts to S/184.6 million (as of December 31, 2022, S/224.8 million), is based on discounted cash flows using an annual effective interest rate 8.1% as of December 31, 2022 and 2023 and is within level 2 of the fair value hierarchy.

(c)	At the beginning of 2020, the subsidiary Cumbra Peru S.A. prepared the First Private Bond Program, for US$7.8 million (equivalent to S/25.9 million), which were issued to be exchanged for a previously incurred commercial debt.

For the periods ended December 31, 2022, and 2023 the movement of this account is the following:

In thousands of soles	2022	2023

Balance at January, 1	26,282	21,273
Amortization	(3,812)	(5,424)
Exchange difference	(1,030)	(594)
Accrued interest	1,858	1,493
Interest paid	(2,025)	(2,303)
Balance at December, 31	21,273	14,445

As of December 31, 2023, the fair value amounts to S/13.6 million (S/19.7 million as of December 31, 2022), is based on discounted cash flows using a rate of 12% (11.4% as of December 31, 2022) and is within level 2 of the fair value hierarchy.

(d)	On August 13, 2021, AENZA S.A.A. issued bonds convertible (hereinafter, the “Bonds”) into common shares with voting rights. The total amount of the issue was US$89.9 million, issuing 89,970 bonds, each with a nominal value of US$1,000.

The Bonds were placed locally and were made available to investors only in Peru in accordance with applicable Peruvian law. The Bonds matured until February 2024, bearing interest at an effective annual interest rate of 8% and quarterly installments.

Pursuant to the terms and conditions of the convertible bonds, issued, these may be converted into shares as of the sixth months from the date of issuance, according to the following procedure: 1) the conversion day was the last business day of each month; 2) the conversion may be totally or partially; 3) the conversion notice must be sent to the Bondholders’ Representative no later than five (5) business days prior to the conversion date; and 4) the conversion price would be the minimum of (i) US$0.33 (Zero and 33/100 US Dollars) per share, and (ii) 80% of the average price of transactions occurred thirty (30) days prior to the Conversion Date, weighted by the volume of each transaction. The conversion will be made by dividing the current face value of each bond by the conversion price.

The Company converted all bonds in common shares in two tranches, the first one on February 28, 2022 for 11,000 Bonds and second on May 31, 2022 for 78,970 bonds (Note 22). Due to conversion, the debt was fully capitalized.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

18.	Trade Accounts Payable

This item comprises:

In thousands of soles	2022	2023

Invoices payable	523,175	571,438
Provision of contract costs	508,448	592,254
Notes payable	5,390	4,575
	1,037,013	1,168,267

Current portion	1,027,256	1,164,266
Non-current portion	9,757	4,001
	1,037,013	1,168,267

As of December 31, 2023, unbilled goods and services received amounting to S/500 million for the engineering and construction segment, S/46.7 million for the infrastructure segment, S/28.3 million for the energy segment, S/13.2 million for the real estate segment and S/11.7 million for operations of the parent company (S/390.2 million for the engineering and construction segment, S/47.6 million for the infrastructure segment, S/37 million for the energy segment, S/20.9 million for the real estate segment and S/12.8 million for operations of the parent company, as of December 31, 2022).

19.	Other Accounts Payable

This caption is comprised by the following:

In thousands of soles	2022	2023
Civil compensation to Peruvian Government (a)	-	469,839
Advances received from customers (b)	365,730	241,469
Taxes payable	165,831	158,132
Salaries and other payable to personnel	99,225	84,469
Arbitration payable	73,348	68,082
Accounts payable Consorcio Ductos del Sur	25,652	16,729
Guarantee deposits	18,552	24,570
Share purchase agreement - Inversiones Sur	15,280	-
Acquisition of additional non-controlling interest	9,344	6,944
Royalties payable	9,303	9,164
Other accounts payable	25,496	31,014
	807,761	1,110,412

Current portion	705,442	601,101
Non-current portion	102,319	509,311
	807,761	1,110,412

(a)	Corresponds to the compensation in relation to their participation as minority partners in certain entities that developed infrastructure projects in Peru with companies belonging to the Odebrecht group and projects related to “Club de la Construccion”. As indicated in note 1-C) on September 15, 2022, the collaboration and benefits agreement was signed, through which AENZA recognizes it was utilized by certain former executives to commit illicit acts until 2016, and commits to pay a civil penalty to the Peruvian Government of S/333.3 million and US$40.7 million. The civil penalty will be made within a term of 12 years, under a legal interest rate in Soles and US Dollars 3.55% and 1.9%, respectively (annual interest calculated as of December 31, 2023); in addition, the Company compromise to establish a package of guarantees through a trust to which the following assets and/or rights will be transferred after the court approval i) shares issued by a subsidiary of AENZA; ii) a mortgage on a real state asset and iii) guaranty account with funds equivalent to the annual fees corresponding to the following year. Among other conditions, the Agreement includes a restriction for Aenza and the subsidiaries Cumbra Peru S.A., and Unna Transporte S.A.C. to participate in public construction and road maintenance contracts with the Peruvian Government for two (2) years from the approval of the Agreement.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

On December 27, 2023, the initial installment of the Civil Compensation was paid to the Peruvian Government for S/10.3 million and US$1.2 million. As of December 31, 2023, the balance amounts to S/469.8 million (S/323 million and US$39.5 million).

(b)	Advances received from customers correspond mainly of the engineering and construction and real estate segments; and are discounted from the invoicing made in accordance with the terms of the agreements.

In thousands of soles	2022	2023

Cumbra Peru S.A. - Jorge Chavez Airport	88,114	93,792
Viva Negocio Inmobiliario S.A.C. - Real estate projects	85,741	73,626
Cumbra Peru S.A. - San Gabriel - Buenaventura Project	33,206	35,923
Cumbra Peru S.A. - C. Comercial Parque Arauco La Molina	-	21,448
Proyecto Especial de Infraestructura de Transporte Nacional	33,879	12,454
Vial y Vives - DSD S.A. - Minera Spence	12,536	2,483
Cumbra Ingenieria S.A. - Mina Gold Fields La Cima S.A. Project	1,986	769
Vial y Vives - DSD S.A. - Refineria ENAP	9,472	297
Vial y Vives - DSD S.A. - Quebrada Blanca Project	91,107	-
Cumbra Peru S.A. - Concentrator Plant and Quellaveco Tunnel	5,984	-
Others	3,705	677
	365,730	241,469

Current	350,194	241,308
Non-current	15,536	161
	365,730	241,469

The fair value of current accounts is approximate to their book value due to short-term maturities. The non-current part mainly includes non-financial liabilities such as advances received from customers; the remaining balance is not significant in the financial statements.

20.	Other Provisions

This item comprises:

			Provision
	Legal	Tax	for well
In thousands of soles	claims	claims	closure	Total

As of January 1, 2022	364,385	38,182	82,475	485,042
Additions	278,446	15,891	-	294,337
Present value	1,042	-	(2,496)	(1,454)
Reversals of provisions	(1,802)	(434)	(9,694)	(11,930)
Reclasification	(5,587)	(62)	-	(5,649)
Payments	(40,253)	-	(747)	(41,000)
Translation adjustments / Exchange difference	(16,015)	-	(1,378)	(17,393)
As of December 31, 2022	580,216	53,577	68,160	701,953

Current portion	87,948	33,127	11,851	132,926
Non-current portion	492,268	20,450	56,309	569,027
	580,216	53,577	68,160	701,953

As of January 1, 2023	580,216	53,577	68,160	701,953
Additions	14,784	11,668	6,545	32,997
Present value	919	-	4,339	5,258
Reversals of provisions	(8,229)	(1,687)	(11,806)	(21,722)
Reclasification (nota 1.C)	(488,007)	(4,195)	-	(492,202)
Payments	(6,970)	-	(2,321)	(9,291)
Translation adjustments / Exchange difference	(1,184)	-	(656)	(1,840)
As of December 31, 2023	91,529	59,363	64,261	215,153

Current portion	76,871	28,780	11,435	117,086
Non-current portion	14,658	30,583	52,826	98,067
	91,529	59,363	64,261	215,153

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

(a)	Legal contingencies mainly correspond to:

Civil compensation to Peruvian Government

The Agreement accrual amounting to S/333.3 million and US$40.7 million was reclassified to the caption “Other accounts payable”.

Administrative process INDECOPI

On March 9, 2021, Cumbra Peru S.A. was notified with the Final Instruction Report prepared by the Technical Secretariat of the INDECOPI Commission, related to the administrative sanctioning procedure against 33 construction companies and 26 of their executives for having adopted a coordination system through which they agreed to share several bids called by Provías Nacional and other entities of the Peruvian Government. On November 15, 2021, the Commission by Resolution N°080-021-CLC-INDECOPI resolved to sanction in first administrative instance the above mentioned companies and their executives, including Cumbra Peru S.A. On December 9, 2021, Cumbra Peru S.A. filed an appeal against the referred resolution, suspending any execution of the resolution, including the payment of the fine imposed and the compliance with the corrective measures ordered. As of December 31, 2023, the Company maintains a provision that was recognized amounting to S/56.4 million (S/52.4 million as of December 31, 2022).

Shareholder class action lawsuits in the Federal Court of the Eastern District of New York

During the first quarter of 2017, two class action lawsuits were filed against the Company and some former officers by virtue of the Securities Act before the Federal Court of the East District of New York. On July 2, 2020, the Company signed a final transaction agreement with the plaintiffs though which the parties commited to settling the class action lawsuits and the Company commits to paying US$ 20 million.

In relation to the agreement, as of December 31, 2021, the Company had paid US$ 6.4 million and US$ 5 million, which was covered by the professional liability policy in accordance with the agreement signed with the insurer. It also maintained a provision of US$ 8.6 million, equivalent to S/ 34.4 million, plus interest. This debt was repaid in full on April 8, 2022.

Other legal proceedings

The corporation maintains administrative lawsuits for S/14.8 million, civil lawsuits for S/11.3 million, labor lawsuits for S/5.7 million and administrative lawsuits for S/3.3 million (as of December 31, 2022, administrative lawsuits for S/14.4 million, civil lawsuits for S/11 million, labor lawsuits for S/6.3 million and administrative lawsuits for S/4.1 million).

(b)	Tax contingencies correspond mainly to:

(i)	Appeal Process before the Tax Court for S/25.2 million belonging to AENZA S.A.A. for income tax for the years 2014, 2015 and 2016 for S/12.3 million; Cumbra Ingenieria S.A. for income tax for the years 2013, 2014, 2015 and 2016 for S/9.5 million; Cumbra Peru S.A. for income tax for the year 2012 for S/2.3 million; and Consorcio Constructor Chavimochic for income tax for the year 2016 for S/1.1 million.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

(ii)	Claims before SUNAT for S/18.4 million corresponding to AENZA S.A.A. for income tax for the year 2017 for S/14.8 million; Cumbra Ingenieria S.A. for income tax for the year 2019 for S/3.6 million.

(iii)	Claims before the Judiciary for S/9.8 million belonging to AENZA S.A.A. for income tax and VAT tax for the years 1998 to 2011.

(iv)	Non-contentious proceedings for S/6 million related to Cumbra Ingenieria S.A. for S/5.9 million; and Carretera Andina del Sur S.A. for S/0.1 million.

(c)	Provision for closure corresponds mainly to:

i)	Provisions for well closure of the subsidiary Unna Energia S.A. for S/51.3 million and contractual compliance with Petroperu for S/3.5 million (as of December 31, 2022, S/56.5 million and S/3.3 million, respectively); and

ii)	Provisions for associated costs of the subsidiary Red Vial 5 S.A. related to the closing of the concession contract for S/5 million (as of December 31, 2022, S/5.6 million).

iii)	Other provisions in Cumbra Peru S.A. for S/3.6 million, for the assumption of assets and liabilities of one of its partners in consortium of the subsidiary, for an amount of S/2.8 million and in the subsidiary Morelco, the probable sanction of the Unidad de Gestión Pensional y Contribuciones Parafiscales de la Proteccion Social in charge of validating payroll payments for an amount of S/0.8 million.

21.	Capital

On February 28, 2022, according with terms and conditions of the convertible bond, the holders of 11,000 convertible bonds, each with a nominal value of US$1,000 each and for a principal amount equivalent to US$11 million, communicated the decision to execute their conversion rights. As consequence, the Company issued 37,801,073 new common shares, with a nominal value of S/1.00 each, with voting rights, and they are fully subscribed and paid. Therefore, the Company increased commitments capital stock from S/871,917,855 to S/ 909,718,928.

Additionally, on March 31, 2022, holders of 78,970 convertible bonds, each with a nominal value of US$1,000 each and for a principal amount equivalent to US$78.9 million, communicated their decision to execute their conversion rights. As consequence the Company converted the bonds, as well as paid the accrued interest to the bondholders who have exercised their conversion rights. The Company issued 287,261,051 new common shares. Therefore, the capital stock of the Company has increased from S/909,718,928 to S/1,196,979,979. After this last operation, the convertible bonds have been fully paid (see, note 17.d).

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

On December 1, 2022, the capital increases were registered and the statutes were amended, confirming that the Company’s capital was S/1,196,979,979, the par value of the shares was S/1.00 each, fully subscribed and paid and with voting rights.

On December 27, 2023, the Company issued 174,984,912 new common shares, at a price per share of S/0.4971, increasing the Company’s capital stock from S/1,196,979,979 to S/1,371,964,891. The total shares were fully subscribed and paid in two pre-emptive subscription rounds and in the Private Offering. A placement loss of S/87,999,912 was determined, equivalent to the difference between the nominal value of the new common shares issued and the total amount paid. On February 1, 2024, the capital increase was registered in the Company's registry.

As of December 31, 2023, a total of 70,312,080 shares are represented in ADSs, equivalent to 4,687,472 ADSs at a ratio of 15 shares per ADS.

As of December 31, 2022, the total capital stock of the Company corresponds a total of 130,025,625 shares represented in ADS, equivalent to 8,668,375 ADSs at a rate of 15 shares per ADS.

22.	Deferred Income Tax

The changes in deferred income taxes are as follows:

In thousands of soles	2022	2023
Balance as of January 1	177,939	167,330
Debit (credit) to income statement (note 27)	(3,394)	(91,492)
Reclassification to current income tax	(4,399)	-
Other movements	(2,816)	(8,769)
Balance as of December 31	167,330	67,069

23.	Revenue from Contracts with Customers

The corporation’s income is derived principally from the following:

	For the three-month period		For the twelve-month period
	ended December 31,		ended December 31,
In thousands of soles	2022	2023	2022	2023

Construction activities	559,879	702,084	2,451,067	2,443,984
Services provided	326,184	282,853	1,104,900	1,103,323
Sale of real estate and goods	373,028	214,248	849,157	754,168
Revenue from contracts with customers	1,259,091	1,199,185	4,405,124	4,301,475

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

A.	Revenues from contracts with customers are mainly broken down by the following periods:

For the three-month period ended December 31,	Engineering and construction		Energy		Infrastructure		Real estate		Parent Company operations		Total
In thousands of soles	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023
Primary geographical markets
Peru	400,931	415,332	169,503	181,324	223,714	195,023	242,109	72,332	2,429	7,750	1,038,686	871,761
Chile	153,317	94,036	-	-	-	-	-	-	-	-	153,317	94,036
Colombia	67,088	233,388	-	-	-	-	-	-	-	-	67,088	233,388
	621,336	742,756	169,503	181,324	223,714	195,023	242,109	72,332	2,429	7,750	1,259,091	1,199,185
Major products/ service lines
Construction activities	559,879	702,084	-	-	-	-	-	-	-	-	559,879	702,084
Engineering services	61,457	40,672	-	-	-	-	-	-	-	-	61,457	40,672
Oil and gas extraction, storage and dispatching services	-	-	37,455	38,243	-	-	-	-	-	-	37,455	38,243
Transportation services	-	-	-	-	95,532	104,195	-	-	-	-	95,532	104,195
Road concession services	-	-	-	-	127,004	89,652	-	-	-	-	127,004	89,652
Water treatment service	-	-	-	-	1,178	1,176	-	-	-	-	1,178	1,176
Property rental	-	-	-	-	-	-	1,129	1,165	-	-	1,129	1,165
Parent company services and others	-	-	-	-	-	-	-	-	2,429	7,750	2,429	7,750
Sale of real estate and lots	-	-	-	-	-	-	240,980	71,167	-	-	240,980	71,167
Sale of oil and gas	-	-	132,048	143,081	-	-	-	-	-	-	132,048	143,081
	621,336	742,756	169,503	181,324	223,714	195,023	242,109	72,332	2,429	7,750	1,259,091	1,199,185
Timing of revenue recognition
Transferred at a point in time	-	-	169,503	181,324	-	-	242,109	72,332	2,429	7,750	414,041	261,406
Transferred over time	621,336	742,756	-	-	223,714	195,023	-	-	-	-	845,050	937,779
	621,336	742,756	169,503	181,324	223,714	195,023	242,109	72,332	2,429	7,750	1,259,091	1,199,185
Revenue from contracts with customers	621,336	742,756	169,503	181,324	223,714	195,023	242,109	72,332	2,429	7,750	1,259,091	1,199,185

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

For the twelve-month period ended December 31,	Engineering and construction		Energy		Infrastructure		Real estate		Parent Company operations		Total
In thousands of soles	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023
Primary geographical markets
Peru	1,794,735	1,465,538	633,792	682,682	745,750	738,319	367,276	219,660	2,912	26,342	3,544,465	3,132,541
Chile	708,996	557,785	-	-	-	-	-	-	-	-	708,996	557,785
Colombia	151,663	611,149	-	-	-	-	-	-	-	-	151,663	611,149
	2,655,394	2,634,472	633,792	682,682	745,750	738,319	367,276	219,660	2,912	26,342	4,405,124	4,301,475
Major products/ service lines
Construction activities	2,451,067	2,443,984	-	-	-	-	-	-	-	-	2,451,067	2,443,984
Engineering services	204,327	190,488	-	-	-	-	-	-	-	-	204,327	190,488
Oil and gas extraction, storage and dispatching services	-	-	145,874	143,552	-	-	-	-	-	-	145,874	143,552
Transportation services	-	-	-	-	387,049	411,274	-	-	-	-	387,049	411,274
Road concession services	-	-	-	-	354,289	322,244	-	-	-	-	354,289	322,244
Water treatment service	-	-	-	-	4,412	4,801	-	-	-	-	4,412	4,801
Property rental	-	-	-	-	-	-	6,037	4,622	-	-	6,037	4,622
Parent company services and others	-	-	-	-	-	-	-	-	2,912	26,342	2,912	26,342
Sale of real estate and lots	-	-	-	-	-	-	361,239	215,038	-	-	361,239	215,038
Sale of oil and gas	-	-	487,918	539,130	-	-	-	-	-	-	487,918	539,130
	2,655,394	2,634,472	633,792	682,682	745,750	738,319	367,276	219,660	2,912	26,342	4,405,124	4,301,475
Timing of revenue recognition
Transferred at a point in time	-	-	633,792	682,682	-	-	367,276	219,660	2,912	26,342	1,003,980	928,684
Transferred over time	2,655,394	2,634,472	-	-	745,750	738,319	-	-	-	-	3,401,144	3,372,791
	2,655,394	2,634,472	633,792	682,682	745,750	738,319	367,276	219,660	2,912	26,342	4,405,124	4,301,475
Revenue from contracts with customers	2,655,394	2,634,472	633,792	682,682	745,750	738,319	367,276	219,660	2,912	26,342	4,405,124	4,301,475

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

B.	As of December 31, 2022 and 2023, balances of contract assets and liabilities is mainly comprised of:

In thousands of soles	Note	2022	2023

Receivables	10.a	357,704	204,167
Unbilled receivables	10.b and c	1,444,747	1,626,605
Guarantee deposits	12.b	194,885	163,740
Advances received from customers	19.b	(365,730)	(241,469)

Contract assets primarily relate to rights to consideration for work performed, but not billed at the reporting date. Contract liabilities relate primarily to advance consideration received from customers for which revenue is recognized over time.

The following is a detail of the movement of contract liabilities:

	For the three-month period		For the twelve-month period
	ended December 31,		ended December 31,
In thousands of soles	2022	2023	2022	2023

Initial balance	423,936	290,249	322,680	365,730
Advances received from customers	294,601	(4,827)	769,504	430,578
Compensation of customer advances	(352,807)	(43,953)	(726,454)	(554,839)
Balance as of December 31	365,730	241,469	365,730	241,469

Revenue from contract liabilities recognized as of December 31, 2023 is S/554.8 million (S/726.4 million as of December 31, 2022).

24.	Expenses by Nature

For the periods ended December 31, 2022, and 2023, this caption comprises the following:

		For the three-month period			For the twelve-month period
		ended December 31			ended December 31
		Cost			Cost
		of goods	Administrative		of goods	Administrative
In thousands of soles	Note	and services	expenses	Total	and services	expenses	Total
2022
Salaries, wages and fringe benefits		237,297	55,769	293,066	1,226,807	125,113	1,351,920
Services provided by third-parties		370,105	(14,382)	355,723	1,332,787	50,089	1,382,876
Purchase of goods		206,009	-	206,009	633,925	-	633,925
Other management charges		101,623	868	102,491	364,887	7,861	372,748
Depreciation	15.a	5,863	12,643	18,506	58,011	16,977	74,988
Amortization	15.b	26,241	1,328	27,569	98,529	3,506	102,035
Impairment of accounts receivable		170,987	3,096	174,083	170,987	3,120	174,107
Taxes		6,889	409	7,298	16,188	552	16,740
Impairment of property, plant and equipment		3,483	7,269	10,752	3,483	7,269	10,752
		1,128,497	67,000	1,195,497	3,905,604	214,487	4,120,091

		Cost			Cost
		of goods	Administrative		of goods	Administrative
In thousands of soles	Note	and services	expenses	Total	and services	expenses	Total
2023
Salaries, wages and fringe benefits		229,889	25,273	255,162	965,685	118,811	1,084,496
Services provided by third-parties		311,996	22,001	333,997	1,267,385	62,410	1,329,795
Purchase of goods		282,550	-	282,550	729,521	-	729,521
Other management charges		109,005	4,219	113,224	394,894	12,808	407,702
Depreciation	15.a	19,221	3,253	22,474	62,939	13,087	76,026
Amortization	15.b	45,225	539	45,764	157,132	3,747	160,879
Recovery Impairment of accounts receivable		-	-	-	-	-	-
Taxes		7,727	226	7,953	28,351	780	29,131
		1,005,613	55,511	1,061,124	3,605,907	211,643	3,817,550

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

25.	Other Income and Expenses, Net

For the periods ended December 31, 2022, and 2023, this item comprises:

	For the three-month period		For the twelve-month period
	ended December 31,		ended December 31,
In thousands of soles	2022	2023	2022	2023
Other income:
Insurance compensation	65	6,960	209	9,942
Sale of assets and intangibles	3,087	2,914	11,274	9,816
Recovery of provisions and impairments	218	761	2,067	6,190
Penalty income	3,953	397	4,715	1,011
Supplier debt forgiveness	196	249	5,244	407
Change in contract of the call option	-	-	3,706	-
Fee adjustments for right of use	1,298	561	3,678	2,883
Others	2,431	800	4,346	7,303
	11,248	12,642	35,239	37,552

Other expenses:
Civil compensation	11,412	249	258,267	249
Administrative sanctions and legal processes	5,112	426	18,265	9,912
Net cost of fixed assets disposal	2,870	3,036	8,137	7,470
Impairment of accounts receivable	2,412	(869)	8,238	2
Impairment of Intangible Assets	-	-	3,064	-
Impairment of Investments	7,036	-	14,803	-
Impairment of property, plant and equipment	106	-	106	-
Disposal of property, plant and equipment	2,173	31	4,137	624
Renegotiation of contract with suppliers	4,549	-	6,356	-
Others	2,075	3,273	4,480	5,590
	37,745	6,146	325,853	23,847
Other income and expenses, net	(26,497)	6,496	(290,614)	13,705

26.	Financial Income and Expenses

A.	Financial Income and Expenses

For the periods ended December 31, 2022 and 2023, this caption comprises the following:

	For the three-month period		For the twelve-month period
	ended December 31,		ended December 31,
In thousands of soles	2022	2023	2022	2023
Financial income:
Interest on short-term bank deposits	5,577	7,682	12,894	29,156
Business interests	-	-	856	883
Interest on loans to third parties	-	-	127	185
Others	1,167	420	1,577	1,076
	4,669	8,102	15,454	31,300

Financial expenses:
Interest expense on:
- Bank loans (a)	20,401	25,146	64,010	94,252
- Bonds (b)	5,154	4,247	34,844	18,102
- Loans from third parties	2,298	1,461	6,345	7,236
- Financial lease right-of-use	1,414	1,003	4,505	4,714
- Financial lease	72	-	474	9
Commissions and collaterals	7,089	2,365	22,389	14,599
Interests from Tax Administration	4,660	3,434	16,326	19,802
Exchange difference loss, net (note 4.A.a.i)	269	8,547	269	23,162
Other financial expenses	3,814	1,629	7,312	8,168
	45,171	47,832	156,474	190,044

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

a.	The increase in interest to the three-month period ended December 31, 2023, compared to the same period in 2022, corresponds to the Bridge Loan, even though the principal balance decreased from US$120 million to US$112 million (note 16.a.i), the effective quarterly rate increased from 2.65% to 4.29%.

b.	For the twelve months ended December 31, 2023, compared to the same period in 2022, the decrease correspond to bons interest in AENZA for US$89.9 million, which were converted into shares during the first quarter of 2022 (Note 17.d).

B.	Gain (loss) from present value of financial assets or liabilities

For the periods ended December 31, 2022 and 2023, this caption comprises the following:

	For the three-month period			For the twelve-month period
	ended December 31,			ended December 31,
In thousands of soles	2022	2023		2022	2023

Profit for present value of financial asset or liability	1,352	21,145		13,299	28,765
Loss for present value of financial asset or liability	(2,537)	(20,080)		(99,313)	(26,189)
	(1,185)	1,065	#	(86,014)	2,576

For the twelve months ended December 31, 2023, the variation corresponds mainly to:

(i)	Loss of S/72.2 million due to the increase in the rate from 2.73% to 5.86% as of December 31, 2022.

(ii)	Gain on fair value adjustment of BCI’s loan in Inversiones en Autopistas S.A. for S/2.4 million due to the decrease in the discount rate applied from 9.97% to 9.2% (loss of S/ 16.6 million due to the increase in the rate from 8.39% to 9.97% as of December 31, 2022).

27.	Income Tax

A.	The income tax expense shown in the consolidated statement of profit comprises:

	For the three-month period		For the twelve-month period
	ended December 31,		ended December 31,
In thousands of soles	2022	2023	2022	2023

Current income tax	86,450	16,503	127,952	104,750
Deferred income tax	(10,167)	15,468	3,394	91,492
Income tax expense	76,283	31,971	131,346	196,242

B.	The Corporation’s income tax differs from the notional amount that would result from applying the Corporation’s weighted average corporate income tax rate to consolidated pretax income as follows:

	For the three-month period		For the twelve-month period
	ended December 31,		ended December 31,
In thousands of soles	2022	2023	2022	2023

(Loss) profit before income tax	(4,371)	106,466	(230,708)	344,473
Income tax by applying local applicable tax
rates on profit generated in the respective countries	(1,365)	31,878	(68,537)	106,595
Tax effect on:	-	-	-	-
- Non-deductible expenses	42,941	(16,524)	143,627	30,885
- Unrecognized deferred income tax asset	4,068	226	26,518	28,997
- Equity method (profit) loss	(66)	(170)	(379)	(888)
- Provision of tax contingencies	2,953	3,032	3,631	7,756
- Change in prior years estimations	27,752	(3,620)	26,486	5,748
- Minimun tax	-	17,149	-	17,149
Income tax	76,283	31,971	131,346	196,242

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

28.	Contingencies, Commitments and Guarantees

Under Management’s opinion and of its legal advisors, provisions recognized mainly for civil lawsuits, labor disputes, tax claims, contentious and administrative processes are sufficient to cover the results of these probable contingencies (note 20), and the balance of possible contingencies is S/482.3 million (S/390.1 million as of December 31, 2022).

a)	Tax contingencies

The Corporation’s maximum exposure for tax contingencies amounts to S/411.6 million (S/311 million as of December 31, 2022), as follows:

i)	Appeal Process before the Tax Court totaling S/309.5 million, corresponding to: (i) Aenza S.A.A., income tax for the years 2013, 2014 and 2015 for S/149.1 million; (ii) Cumbra Peru S.A., income tax for the years 2012, 2014, 2015 and 2016 for S/112.7 million; (iii) Cumbra Ingenieria S.A., income tax 2013, 2014, 2015 and 2016 for S/21.1 million; (iv) Consorcio Constructor Ductos del Sur for income tax for the year 2014 for S/14.8 million; (v) Consorcio Constructor Chavimochic, income tax 2014, 2015 and 2016 for S/9.3 million; (iv) Viva Negocio Inmobiliario S.A.C., income tax 2009 for S/1.7 million; and (vii) Unna Transporte S.A.C., income tax and general sales tax for 2015 for S/0.8 million.

ii)	Claim process before SUNAT for S/96.1 million: (i) Aenza S.A.A., income tax for the year 2017 for S/79.8 million; (ii) Cumbra Ingeniería S.A., for income tax for the year 2019 for S/11 million; and (iii) Viva Negocio Inmobiliario S.A.C., for income tax for the year 2021 for S/5.3 million.

iii)	Claim proceeding before the Judicial Power for S/6.1 million: (i) Aenza S.A.A., for income tax for the year 2010 for S/6 million; and (ii) Viva Negocio Inmobiliario S.A.C., for non-domiciled income tax for the year 2011 for S/0.1 million.

As of December 31, 2022 and 2023, in the opinion of the Corporation’s management, all claims will be favorable considering their characteristics and the assessment of its legal advisors.

b)	Other contingencies

As of December 31, 2023, the Company considers that the Corporation’s maximum exposure for other contingencies amounts to S/70.7 million (S/79.1 million at the end of 2022), as follows:

i)	Labor lawsuits for S/29.3 million (S/22.2 million in 2022), mainly by Morelco S.A.S for S/26.6 million, Unna Energia S.A. for S/1.4 million and Unna Transporte S.A.C for S/1.3 million (in 2022 mainly by Morelco S.A.S for S/19 million, Unna Energia S.A. for S/1.6 million, Unna Transporte S.A.C for S/1.2 million, Cumbra Peru S.A. for S/0.3 million and Viva Negocio Inmobiliario S.A.C. for S/0.1 million).

ii)	Civil lawsuits, corresponding mainly to indemnities for damages, contract terminations and obligations to give a sum of money amounting to S/18.6 million (S/26.9 million at year-end 2022), mainly by Cumbra Peru S.A. for S/15.2 million, Cumbra Ingenieria S. A. for S/1.8 million, Unna Transporte S.A.C. for S/0.6 million, Red Vial 5 S.A. for S/0.6 million, Morelco S.A.S. for S/0.3 million, and Viva Negocio Inmobiliario S.A.C. for S/0.1 million (in 2022 mainly by Cumbra Peru S.A. for S/20.1 million, Cumbra Ingenieria S.A. for S/3.8 million, and Unna Transporte S.A.C. for S/1.9 million, Red Vial 5 S.A. for S/0.6 million, Viva Negocio Inmobiliario S.A.C. for S/0.3 million and Morelco S.A.S. for S/0.2 million).

iii)	Administrative lawsuits amounting to S/17.6 million (S/15.3 million in 2022), related to the subsidiaries Unna Energia S.A. for S/14.6 million and Morelco S.A.S. for S/3 million (in 2022, Unna Energia S.A. for S/12.8 million and Morelco S.A.S. for S/2.5 million).

iv)	Administrative proceedings amounting to S/5.2 million (S/14.7 million in 2022), mainly related to Aenza S.A.A. for S/3.5 million, to the subsidiaries Tren Urbano de Lima S.A. for S/0.7 million, Cumbra Peru S.A. for S/0.5 million, and Viva Negocio Inmobiliario S.A.C. for S/0.5 million (in 2022, Cumbra Perú S.A. for S/6 million, Tren Urbano de Lima S.A. for S/4.8 million, AENZA S.A.A. for S/3.5 million and Viva Negocio Inmobiliario S.A.C. for S/0.4 million).

c)	Letters bonds and guarantees

As of December 31, 2023, the Corporation maintains guarantees and letters of credit in force in several financial entities guaranteeing operations for US$538.8 million (US$574.6 million, as of December 31, 2022).

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

29.	Non-Controlling Interests

The following table summarizes information regarding each of the Corporation’s subsidiaries that have significant noncontrolling interests, prior to any intragroup elimination. any intragroup elimination.

As of December 31, 2022	VIVA Negocio inmobiliario S.A.C. and subsidiaries	Red Vial 5 S.A.	Tren Urbano de Lima S.A.	Cumbra Ingenieria S.A. and subsidiaries	Unna Energia S.A.	Cumbra Peru S.A. and subsidiaries	Promotora Larcomar S.A.	Other individually immaterial subsidiaries	Intra-group eliminations	Total
In thousands of soles
Percentage of non-controlling interest	0.46%	33.00%	25.00%	10.59%	5.00%	0.61%	53.45%
Current assets	491,076	101,467	350,447	139,450	256,777	1,205,607	301
Non-current assets	181,951	320,589	703,876	10,094	659,686	813,021	13,368
Current liabilities	(252,577)	(71,293)	(118,709)	(115,556)	(206,111)	(1,530,113)	(86)
Non-current liabilities	(10,852)	(183,983)	(699,336)	(2,359)	(260,840)	(151,110)	(7,754)
Net assets	409,598	166,780	236,278	31,629	449,512	337,405	5,829
Net assets atributable to non-controlling interest	131,097	55,037	59,070	3,346	31,541	2,283	3,116	(128)	(860)	284,502
Revenues	367,276	238,043	388,811	224,216	633,792	2,454,982	-
Profit of the period	82,887	44,119	69,250	(10,038)	63,890	(137,455)	-
Other comprehensive income	(7,460)	-	-	(2)	-	(21,626)	-	427	-	(28,661)
Total comprehensive income for the period	75,427	44,119	69,250	(10,040)	63,890	(159,081)	-
Profit of the year, allocated to non-controlling interest	51,793	14,559	17,313	(1,084)	7,090	(714)	135	(375)	380	89,097
Other comprehensive income, allocated to non-controlling interest	-	-	-	2	-	(101)	-	-	-	(99)

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

As of December 31, 2023	VIVA Negocio inmobiliario S.A.C. and subsidiaries	Red Vial 5 S.A.	Tren Urbano de Lima S.A.	Cumbra Ingenieria S.A. and subsidiaries	Unna Energia S.A.	Cumbra Peru S.A. and subsidiaries	Promotora Larcomar S.A.	Other individually immaterial subsidiaries	Intra-group eliminations	Total
In thousands of soles
Percentage of non-controlling interest	0.46%	33.00%	25.00%	10.59%	5.00%	0.47%	53.45%
Current assets	402,435	111,478	315,856	111,722	249,681	1,402,600	298
Non-current assets	176,779	253,386	761,280	7,205	683,041	780,792	13,368
Current liabilities	(131,714)	(85,037)	(162,002)	(88,621)	(278,239)	(1,458,759)	(52)
Non-current liabilities	(73,058)	(135,735)	(698,229)	(164)	(197,691)	(138,002)	(7,739)
Net assets	374,442	144,092	216,905	30,142	456,792	586,631	5,875
Net assets atributable to non-controlling interest	84,500	47,550	54,227	3,181	31,917	680	3,141	1,843	(1,945)	225,094
Revenues	220,015	194,987	377,762	192,578	624,997	2,229,390	-
Profit of the period	28,197	36,925	75,797	162	45,258	(18,533)	43
Other comprehensive income	-	-	-	(76)	-	29,859	-	(895)	-	28,888
Total comprehensive income for the period	28,197	36,925	75,797	86	45,258	11,326	43
Profit (loss) of the period, allocated to non-controlling interest	16,756	14,194	19,657	(159)	6,554	(351)	25	(194)	222	56,704
Other comprehensive income, allocated to non-controlling interest	-	-	-	(8)	-	145	-	-	-	137

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

30.	Dividends

In compliance with certain covenants applicable as of to this date produced by agreements subscribed by the corporation, the Company will not pay, except for transactions with non-controlling interests. Certain of our debt or other contractual obligations may restrict our ability to pay dividends in the future.

Additionally, the Collaboration and Benefits Agreement does not allow the distribution of dividends until 40% of the total amount of the committed civil penalty described in note 1.C has been paid.

For the period ended December 31, 2023, the Corporation’s subsidiaries have paid dividends to its non-controlling interests of S/102 million and paid S/86.9 million (in 2022, the subsidiaries paid S/19.8 million to its non-controlled interests plus S/14.6 million for previous periods).

31.	Gain (Loss) per Share

The basic (loss) gain per common share has been calculated by dividing the loss of the period attributable to the Corporate’s common shareholders by the weighted average of the number of common shares outstanding during that period.

For the periods ended December 31, 2022 and 2023, the basic (loss) gain per common share is as follows:

		For the three-month period		For the twelve-month period
		ended December 31,		ended December 31,
In thousands of soles		2022	2023	2022	2023

Profit (loss) attributable to owners of the Company during the period		(128,925)	58,950	(451,151)	91,527
Weighted average number of shares in issue at S/1.00 each, at December 31,	(*)	1,120,038,177	1,199,377,033	1,120,038,177	1,199,377,033
Basic profit (loss) per share (in S/)	(**)	(0.108)	0.049	(0.403)	0.076
Weighted average number of shares (diluted) in issue at S/1.00 each, at December 31,		1,196,979,979	1,371,964,891	1,196,979,979	1,371,964,891
Diluted profit (loss) per share (in S/)		(0.108)	0.040	(0.377)	0.067

(*)	The weighted average of the shares in 2023, considers the increase in common shares (wight: 360 days with 1,180,582,993 share and 5 days with 18,794,040 shares). The weighted average of the shares in 2022 considers the effect of capitalization in common shares of the convertible bond, performed in two tranches (February 28th and March 31st of 2022), disclosed in note 22.A (weight: 59 days with 140,940,146 shares, 31 days with 77,263,799 shares and 275 days with 901,834,231 shares).
(**)	The Corporation does not have common shares with dilutive effects as of December 31, 2022 and 2023.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2022 and 2023

32.	Events after the date of the interim condensed financial statement

Between January 1, 2024 and the date of issuance of this report, the following significant events have occurred:

Corporate Reorganization Plan, according to which the new structure of the Group will be formed by two new holding companies, one that groups the engineering and construction businesses and the other that groups the infrastructure and energy businesses; maintaining Viva Negocio Inmobiliario S.A.C. as the vehicle for the real estate development business.

In this regard, the following non-monetary capital contributions agreements were made:

i) In favor of Unna Infraestructura S.A.C., consisting of the shares owned by the Company representing the capital of: Tren Urbano Lima S.A., Red Vial 5 S.A., Concesionaria La Chira S.A., Inversiones en Autopistas S.A., Carretera Andina del Sur S.A.C., Concesionaria Via Expresa Sur S.A.C., Carretera Sierra Piura S.A.C., Operadores de Infraestructura S.A.C., and Agenera S.A.C.

ii) In favor of Inversiones Ingeniería y Construcción S.A.C., consisting of the shares owned by the Company representing the capital of: Cumbra Peru S.A. and Cumbra Ingeniería S.A.

iii) In favor of UNNA S.A.C., consisting of the shares owned by the Company representing the capital of: Unna Infraestructura S.A.C. and Unna Energia S.A.

Additionally, the delegation of powers to the Board of Directors to determine and fix the accounting valuation of the shares that will be the object of the non-monetary contributions, based on a valuation report to be prepared by Larrain Vial within 90 calendar days, as well as to determine all other conditions and terms for the realization of the non-monetary contributions.

2.	Tren Urbano de Lima S.A. - Arbitration Request

Our subsidiary Tren Urbano de Lima S.A. has filed today, before the General Secretariat of the Arbitration Center of the Chamber of Commerce of Lima, the Arbitration request against the Peruvian Government, for the amount of S/106,947,253. 88 (One Hundred Six Million, Nine Hundred Forty Seven Thousand Two Hundred Fifty Three with 88/100 soles), whose main claim is to declare that, according to the Concession Contract, the Peruvian Government is responsible for the deficiencies in the design, construction, conservation, maintenance, or deterioration of the Concession Assets that have occurred prior to the delivery of the concession, as in the case of the Footbridges, which were managed of by Tren Urbano de Lima S.A.

In addition to these events, no additional material facts or events have occurred that would require adjustments or disclosures in the consolidated financial statements as of December 31, 2023.